SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A. Quarterly information for the period ended September 30, 2026 1 (Free Translation into English from the Original Previously Issued in Portuguese) The notes are an integral part of the interim financial statements. Deloitte Touche Tohmatsu Av. Dr. Chucri Zaidan, 1.240 - 4º ao 12º andares - Golden Tower 04711-130 - São Paulo - SP Brazil Tel.: + 55 (11) 5186-1000 Fax: + 55 (11) 5181-2911 www.deloitte.com.br (Convenience Translation into English from the Original Previously Issued in Portuguese) REPORT ON REVIEW OF INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION To the Shareholders and Board of Directors of Braskem S.A. Introduction We have reviewed the accompanying individual and consolidated interim financial information of Braskem S.A. (“Company”), included in the Interim Financial Information Form (ITR), for the quarter ended September 30, 2026, which comprises the balance sheet as at September 30, 2026 and the related statements of profit and loss, of comprehensive income for the three- and nine-month periods then ended and of changes in equity and of cash flows for the nine-month period then ended, including the explanatory notes. Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Reporting and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this individual and consolidated interim financial information based on our review. We have reviewed the interim financial information, separate and consolidated, of Braskem S.A. (the “Company”), included in the Quarterly Information Form (ITR) for the quarter ended September 30, 2026, which comprises the balance sheet as of September 30, 2026, and the related statements of income and comprehensive income for the three- and nine-month periods then ended, and the statements of changes in equity and cash flows for the nine month period then ended, including the material accounting policies and the explanatory notes. Management is responsible for the preparation of the interim financial information, separate and consolidated, in accordance with CPC 21 (R1) - Interim Financial Reporting and international standard IAS 34 - Interim Financial Reporting, as well as for the presentation of such information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM). Our responsibility is to express a conclusion on this individual and consolidated interim financial information based on our review. Scope of review We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited (DTTL), its global network of member firms, and their related entities (collectively, the “Deloitte organization”). DTTL (also referred to as “Deloitte Global”) and each of its member firms and related entities are legally separate and independent entities, which cannot obligate or bind each other in respect of third parties. DTTL and each DTTL member firm and related entity is liable only for its own acts and omissions, and not those of each other. DTTL does not provide services to clients. Please see www.deloitte.com/about to learn more. Deloitte provides leading professional services to nearly 90% of the Fortune Global 500® and thousands of private companies. Our people deliver measurable and lasting results that help reinforce public trust in capital markets and enable clients to transform and thrive. Building on its 180-year history, Deloitte spans more than 150 countries and territories. Learn how Deloitte’s approximately 470,000 people worldwide make an impact that matters at www.deloitte.com. 2 © 2026. For information, contact Deloitte Global. Conclusion on the individual and consolidated interim financial information Based on our review, nothing has come to our attention that causes us to believe that the accompanying, individual and consolidated, interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and with international standard IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards issued by the CVM. Emphasis Material uncertainty related to going concern As described in Note 1 to the individual and consolidated interim financial information, as of September 30, 2026, the Company reported negative shareholders’ equity of R$13,616 million at the parent company level and R$14,213 million on a consolidated basis, negative net working capital of R$11,181 million at the parent company level and R$ 50,611 million on a consolidated basis, and positive operating cash flow generation of R$1,370 million at the parent company level and negative operating cash flow of R$3,238 million on a consolidated basis. As of that date, the Company was not in compliance with certain contractual obligations under its bonds indentures, debentures, loan and financing agreements, which resulted in the reclassification of certain outstanding balances of these obligations from non-current liabilities to current liabilities. As further described in the aforementioned note, on August 24, 2026, Braskem S.A. and certain subsidiaries filed an Out-of-Court Restructuring Plan (“ORP”) pursuant to Brazilian Law No. 11,101/05, the implementation of which remains subject, among other factors, to obtaining the required approval threshold and court ratification of the ORP. Additionally, the subsidiary Braskem Idesa S.A.P.I. and certain of its direct subsidiaries are undergoing a financial debt restructuring process under Chapter 11 of the United States Bankruptcy Code through a prepackaged proceeding, which its effectiveness remains subject to the fulfillment of certain precedent conditions and obligations set forth in the restructuring plan. These events and conditions, taken together, indicate the existence of a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern. Management’s plans to mitigate these events and conditions are described in Note 1 to the individual and consolidated interim financial information. Our conclusion is not modified in respect of this matter. Other matters Corresponding amounts audited and reviewed by another independent auditor The interim financial information referred to above includes corresponding financial information comprising the balance sheet as of December 31, 2025, the statements of income and comprehensive income for the three-month and nine-month periods ended September 30, 2025, and the statements of changes in shareholders’ equity, cash flows, and value added for the nine-month period ended September 30, 2025, presented for comparative purposes. The audit of the financial statements for the year ended December 31, 2025, and the review of the interim financial information for the quarter ended September 30, 2025, were conducted under the responsibility of other independent auditors, who issued an unmodified auditor’s report on the financial statements and an unmodified review report on the interim financial information dated March 26, 2026, and November 10, 2025, respectively. 2© 2026. For information, contact Deloitte Global. Statements of value added The aforementioned interim financial information includes the individual and consolidated Statements of Value Added (DVA) for the nine-month period ended September 30, 2026, prepared under the responsibility of the Company’s Management and disclosed as supplementary information for the purposes of international standard IAS 34. These statements have been subject to review procedures performed in conjunction with the review of the Interim Financial Information (ITR) to reach a conclusion on whether they are reconciled with the interim financial information and the accounting records, as applicable, and whether their form and content are in accordance with the criteria defined in technical pronouncement CPC 09 (R1) - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria set out in such technical pronouncement and consistently with the individual and consolidated interim financial information taken as a whole. Convenience translation The accompanying individual and consolidated interim financial information has been translated into English for the convenience of readers outside Brazil. São Paulo, November 12, 2026 DELOITTE TOUCHE TOHMATSU Auditores Independentes Ltda. 2Fernando de Souza de Leite Engagement Partner © 2026. For information, contact Deloitte Global. Braskem S.A. Statement of interim financial position as of September 30, 2026 All amounts in millions of Brazilian real 2 The notes are an integral part of the interim financial statements.Consolidated Parent company Assets Note Sep/26 Dec/25 Sep/26 Dec/25Current assets Cash and cash equivalents 4 6,010 10,501 1,990 4,052 Financial investments 5 1,845 1,336 1,540 1,032 Trade accounts receivable 6 4,672 3,455 4,461 3,017 Inventories 7 12,726 10,421 9,225 7,001 Taxes recoverable 9 3,183 2,703 2,478 1,819 Recoverable income taxes 311 496 58 59 Derivatives 18.4 196 365 3 35 Other receivables 2,654 1,171 851 596 - Total 31,597 30,448 20,606 17,611Non-current assets Taxes recoverable 9 2,801 3,562 2,339 3,296 Recoverable income taxes 219 225 137 138 Deferred tax assests 20(c) 1,409 1,557 - - Derivatives 18.4 378 501 10 40 Other receivables 827 566 385 381Investments 10 545 494 21,212 22,570 Property, plant and equipment 11 35,682 37,579 15,527 15,583 Intangible assets 12 2,954 3,063 2,322 2,368 Right of use of assets 13(a) 4,034 3,884 1,329 1,618Total 48,849 51,431 43,261 45,994Total assets 80,446 81,879 63,867 63,605Braskem S.A. Statement of interim financial position as of September 30, 2026 All amounts in millions of Brazilian real 3 The notes are an integral part of the interim financial statements.Consolidated Parent company Liabilities and shareholders' equity Note Sep/26 Dec/25 Sep/26 Dec/25Current liabilities Trade payables 14 10,101 13,177 14,323 13,181 Borrowings and debentures 15 52,400 8,268 6,971 1,204 Braskem Idesa borrowings 16 14,107 12,504 - - Derivatives 18.4 188 331 - - Payroll and related charges 1,010 810 760 593 Taxes payable 19 709 475 591 360 Income taxes payable 154 3 - - Sundry provisions 21 745 711 660 619 Accounts payable to related parties 8(b) - - 6,530 2,166 Provision - geological event in Alagoas 23 949 1,107 949 1,107 Lease 13(b) 809 902 380 483 Other payables 1,036 1,930 623 988Total 82,208 40,218 31,787 20,701Non-current liabilities Borrowings and debentures 15 5 43,553 777 6,551 Braskem Idesa borrowings 16 - 1,803 - - Derivatives 18.4 341 497 - 1 Taxes payable 19 325 62 325 62 Accounts payable to related parties 8(b) - - 37,283 44,385 Loan from non-controlling shareholders of Braskem Idesa 8(a) 1,049 1,037 - - Deferred tax liabilities 20(c) 1,436 1,469 539 539 Post-employment benefits 496 506 293 293 Legal provisions 22.1 860 922 860 922 Sundry provisions 21 1,053 1,213 1,053 1,213 Provision - geological event in Alagoas 23 2,246 2,396 2,246 2,396 Lease 13(b) 3,335 3,249 1,162 1,395 Other payables 1,305 1,456 1,158 1,294Total 12,451 58,163 45,696 59,051Shareholders' equity 24 Capital 8,043 8,043 8,043 8,043 Capital reserve and treasury shares (10) 11 (10) 11 Additional paid in capital (488) (488) (488) (488) Other comprehensive income (981) 189 (981) 189 Accumulated losses (20,180) (23,902) (20,180) (23,902)Total attributable to the Company's shareholders (13,616) (16,147) (13,616) (16,147)Non-controlling interest in subsidiaries (597) (355) - -Total (14,213) (16,502) (13,616) (16,147)Total liabilities and shareholders' equity 80,446 81,879 63,867 63,605; Braskem S.A.Statement of profit or loss for the quarter and nine-month period ended September 30, 2026 All amounts in millions of Brazilian real4 The notes are an integral part of the interim financial statements.Consolidated Note 3Q2026 3Q2025 Sep/26 Sep/25Net revenue 26 19,584 17,299 56,787 54,616 Cost of products sold 27 (17,581) (16,863) (48,369) (52,508) 0 0 0 0 Gross profit 2,003 436 8,418 2,108 0 0 0 0 Income (expenses) - - - - Selling and distribution 27 (533) (527) (1,484) (1,561) Loss for impairment of trade accounts receivable and others from clients 27 (11) (131) (11) (131) General and administrative 27 (744) (586) (2,216) (1,947) Research and development 27 (102) (121) (307) (355) Results from equity-accounted investees - 21 (17) (104) (10) Other income 27 80 313 492 923 Other expenses 27 (88) (1,054) (497) (1,117) 0 0 0 0 Profit (loss) before financial results and taxes 626 (1,687) 4,291 (2,090) 0 0 0 0 Financial results 28 - - - - Financial expenses (1,781) (1,599) (5,118) (4,883) Financial income 275 384 732 958 Derivatives and exchange rate variations, net (100) 311 3,629 3,710 0 0 0 0 Profit (loss) before income tax (980) (2,591) 3,534 (2,305) 0 0 0 0 Current and deferred income tax and social contribution 20(a) (215) 2,417 (160) 2,373 0 0 0 0 Net profit (loss) for the period (1,195) (174) 3,374 68 Attributable to: - - Company's shareholders (1,068) (26) 3,703 405 Non-controlling interest in subsidiaries (127) (148) (329) (337) 0 0 0 0 Net profit (loss) for the period (1,195) (174) 3,374 68Earnings per share - basic and diluted - R$ 25 Basic and diluted Common - - 4.6475 0.4336 Preferred shares class "A" - - 4.6475 0.6054 Preferred shares class "B" - - 0.6057 0.6057Braskem S.A. Statement of profit or loss for the quarter and nine-month period ended September 30, 2026 All amounts in millions of Brazilian real 5 The notes are an integral part of the interim financial statements.Parent company Note 3Q2026 3Q2025 Sep/26 Sep/25Net revenue 26 14,216 12,666 40,435 39,234 Cost of products sold 27 (13,294) (12,441) (35,244) (38,670) 0 0 0 0 Gross profit 922 225 5,191 564 0 0 0 0 Income (expenses) - - - - Selling and distribution 27 (291) (263) (804) (773) Loss for impairment of trade accounts receivable and others from clients 27 (8) (132) 5 (125) General and administrative 27 (397) (345) (1,233) (1,178) Research and development 27 (46) (52) (138) (148) Results from equity-accounted investees 10(b) 219 1,798 1,091 2,940 Other income 27 45 197 390 745 Other expenses 27 (43) (1,054) (281) (1,116) 0 0 0 0 Profit before financial results and taxes 401 374 4,221 909 0 0 0 0 Financial results 28 - - - - Financial expenses (1,617) (1,563) (4,319) (4,815) Financial income 189 329 512 702 Derivatives and exchange rate variations, net (40) 278 3,291 3,328 0 0 0 0 Profit (loss) before income tax (1,067) (582) 3,705 124 0 0 0 0 Current and deferred income tax and social contribution 20(a) (1) 556 (2) 281 0 0 0 0 Net profit (loss) for the period (1,068) (26) 3,703 405Earnings per share - basic and diluted - R$ 25 Basic and diluted Common - - 4.6475 0.4336 Preferred shares class "A" - - 4.6475 0.6054 Preferred shares class "B" - - 0.6057 0.6057Braskem S.A.Statement of other comprehensive income for the quarter and nine-month period ended September 30, 2026 All amounts in millions of Brazilian real6 The notes are an integral part of the interim financial statements.ConsolidatedNote 3Q2026 3Q2025 Sep/26 Sep/25 Profit (loss) for the period (1,195) (174) 3,374 68Other comprehensive income: Items that will be reclassified subsequently to profit or loss Fair value adjustments of cash flow hedge 92 18 95 140 Fair value of financial transactions - - (1) (33) Exchange variation in hyperinflationary economy, net of taxes - 1 - 3 92 19 94 110Exchange variation of foreign sales hedge 18.6 - 772 - 3,895Exchange variation of foreign sales hedge - Braskem Idesa, net of taxes 18.6 64 343 260 1,181 64 1,115 260 5,076Foreign subsidiaries currency translation adjustment (88) (880) (1,453) (4,112)Total 68 254 (1,099) 1,074Items that won't be reclassified subsequently to profit or loss Actuarial gain with post-employment benefits, net of taxes - 12 -Total comprehensive profit for the period (1,127) 80 2,287 1,142Attributable to: Company's shareholders (1,031) 267 2,533 1,252 Non-controlling interest in subsidiaries (96) (187) (246) (110)Total comprehensive income for the period (1,127) 80 2,287 1,142Parent companyNote 3Q2026 3Q2025 Sep/26 Sep/25 Profit (loss) for the period (1,068) (26) 3,703 405Other comprehensive income: Items that will be reclassified subsequently to profit or loss Fair value adjustments of cash flow hedge 82 17 74 154 Fair value of financial transactions - - (1) (33) Exchange variation in hyperinflationary economy, net of taxes - 1 - 3 82 18 73 124Exchange variation of foreign sales hedge 18.6 - 772 - 3,895Exchange variation of foreign sales hedge - Braskem Idesa, net of taxes 18.6 46 257 193 886 46 1,029 193 4,781Foreign subsidiaries currency translation adjustment (91) (754) (1,448) (4,058) Total 37 293 (1,182) 847Items that won't be reclassified subsequently to profit or loss Actuarial gain with post-employment benefits, net of taxes 12 12Total comprehensive profit for the period (1,031) 267 2,533 1,252Braskem S.A.Statement of changes in shareholders’ equity All amounts in millions of Brazilian real The notes are an integral part of the interim financial statements. 7Parent company Consolidated Attributed to shareholders' interest Total Capital Total shareholders' reserve and Additional Other Braskem Non-controlling equity Treasury paid in comprehensive Accumulated shareholders' interest in (net capital Capital Shares capital income losses interest subsidiaries deficiency) As of January 1, 2025 8,043 13 (488) 1,684 (14,034) (4,782) 504 (4,278) Comprehensive income for the period: Income (loss) for the period 405 405 (337) 68 Exchange variation of foreign sales hedge, net of taxes - - - 4,785 4,785 295 5,080 Fair value of cash flow hedge, net of taxes - - - 150 150 (14) 136 Exchange variation in hyperinflationary economy, net of taxes - - - 3 - 3 - 3 Fair value of financial transactions (33) (33) - (33) Foreign subsidiaries currency translation adjustment - - - (4,058) (4,058) (54) (4,112) Total - - - 847 405 1,252 (110) 1,142 Equity valuation adjustments: Realization of additional property, plant and equipment price-level restatement, net of taxes - - - (5) 5 - - Long term incentive plan - (5) - (5) (5) Total - (5) - (5) 5 (5) - (5)Contributions and distributions to shareholders: - Dividends-lapse of statute of limitation 2 2 2 Capital decrease from controlling interests - (22) (22) Sales of investment in subsidiary - (12) (12) Total - - - - 2 2 (34) (32)As of September 30, 2025 8,043 8 (488) 2,526 (13,622) (3,533) 360 (3,173) As of January 1, 2026 8,043 11 (488) 189 (23,902) (16,147) (355) (16,502) Comprehensive income for the period: Income (loss) for the period 3,703 3,703 (329) 3,374 Exchange variation of foreign sales hedge, net of taxes - - - 193 - 193 67 260 Fair value of cash flow hedge, net of taxes - - - 74 - 74 21 95 Actuarial gain with post-employment benefits, net of taxes - - - 12 12 12 Fair value adjustments of trade accounts receivable, net of taxes - - - 1 - 1 1 Fair value of financial transactions - (1) - (1) (1) Foreign currency translation adjustment - - - (1,448) - (1,448) (5) (1,453) Total - - - (1,169) 3,703 2,534 (246) 2,288 Equity valuation adjustments: Realization of deemed cost of jointly-controlled investment, net of taxes - - - (1) 1 - - - Long term incentive plan - (21) - 18 (3) (3) Total - (21) - (1) 19 (3) - (3) Contributions to shareholders: Capital increase from controlling interests - 4 4 Total - - - - - - 4 4As of September 30, 2026 8,043 (10) (488) (981) (20,180) (13,616) (597) (14,213) Braskem S.A.Statement of cash flows as of September 30, 2026 All amounts in millions of Brazilian real The notes are an integral part of the interim financial statements. 8Consolidated Parent company Note Sep/26 Sep/25 Sep/26 Sep/25 Income (loss) before income tax 3,534 (2,305) 3,705 124 Adjustments for: Depreciation and amortization 30 3,551 3,513 2,153 2,171 Results from equity-accounted investees 10(c) 104 10 (1,091) (2,940) Interest and foreign exchange gain (138) (850) 465 1,218 Provisions, net 124 113 (6) 77 Provision (reversal) - geological event in Alagoas 23 172 400 172 400 Gain on the sale of subsidiary - 75 - (24) Reversal for impairment of trade accounts receivable and others 11 131 (5) 125 PIS and COFINS credits (242) (293) (242) (293) Reversal of provision for impairment and loss on sale of property, plant and equipment (5) (13) (42) (63) Total 7,111 1,565 5,109 1,579 Changes in operating working capital Financial investments (320) 1,086 (399) 1,081 Trade accounts receivable (1,303) 56 (1,436) 736 Inventories (2,569) 543 (2,237) 547 Taxes recoverable 353 (16) 543 507 Other receivables (1,577) (271) (271) 51 Trade payables (2,224) (694) 1,214 (2,325) Taxes payable 961 686 559 (136) Sundry provisions (240) (157) 53 (103) Geological event in Alagoas 23 (652) (2,276) (652) (2,276) Other payables (968) 87 (614) 815 Cash (used) generated in operating activities (1,428) 609 1,869 476 Interest paid (1,953) (3,777) (432) (604) Income taxes received (paid) 143 (132) (67) (23) Net cash (used) generated in operating activities (3,238) (3,300) 1,370 (151) Proceeds from the sale of fixed and intangible assets 1 - 1 - Proceeds from the sale of subsidiaries - 172 - 172 Resources received from the reserve of subsidiaries - 441 Dividends received 8 8 2,777 18 Additions to investments (166) (47) (1,435) - Acquisitions to property, plant and equipment and intangible assets (1,992) (2,569) (1,612) (1,584) Acquistions to right of assets under construction (75) Guaranty for the use of long-term assets (196) Financial investments 5 (91) (1) (4) - Proceeds from sale of investment fund units - 108 - 108 Net cash used in investing activities (2,511) (2,329) (273) (845) Short-term and Long-term debt 17 Issued 1 3,077 67 - - Payments (709) (1,488) (106) (966) Braskem Idesa borrowings 17 Issued - 790 - - Payments (81) (632) - - Related parties 17 Issued - - 25 4,184 Payments - - (2,742) (4,773) Lease 13(b) (702) (677) (336) (386) Proceeds from non-controlling capital (contributions) reduction 4 (22) - - Net cash generated (used) in financing activities 1,589 (1,962) (3,159) (1,941) Exchange variation on cash of foreign subsidiaries (331) (732) - - Decrease in cash and cash equivalents (4,491) (8,323) (2,062) (2,937) Represented by Cash and cash equivalents at the beginning of the period 10,501 14,986 4,052 5,388 Cash and cash equivalents at the end of the period 6,010 6,663 1,990 2,451 Decrease in cash and cash equivalents (4,491) (8,323) (2,062) (2,937)Braskem S.A.Statement of value added as of September 30, 2026 All amounts in millions of Brazilian real The notes are an integral part of the interim financial statements. 9Consolidated Parent company Sep/26 Sep/25 Sep/26 Sep/25Revenue 65,254 63,854 48,927 48,285 Sale of goods, products and services 65,058 63,575 48,639 48,133 Other income, net 199 410 292 277 Reversal for doubtful accounts (3) (131) (4) (125) - - - Inputs acquired from third parties (50,796) (57,231) (38,213) (44,019) Cost of products, goods and services sold (48,286) (54,407) (36,672) (41,853) Material, energy, outsourced services and others (2,487) (2,118) (1,535) (1,448) Loss of assets (23) (706) (6) (718) - - - Gross value added 14,458 6,623 10,714 4,266 - - - Depreciation, amortization and depletion (3,551) (3,513) (2,153) (2,171) - - - Net value added produced by the Company 10,907 3,110 8,561 2,095 - - - Value added received in transfer 4,346 4,729 4,906 7,171 Results from equity investments (104) (10) 1,091 2,940 Financial income 4,450 4,739 3,815 4,231 - - - Total value added to distribute 15,253 7,839 13,467 9,266 - - - - - - Personnel 1,780 1,771 1,034 974 Direct compensation 1,379 1,403 752 728 Benefits 318 297 201 176 FGTS (Government Severance Pay Fund) 83 71 81 70 - - - Taxes, fees and contributions 4,496 615 4,250 2,675 Federal 1,257 (1,678) 1,078 396 State 3,209 2,263 3,209 2,263 Municipal 30 30 (37) 16 - - - Remuneration on third parties' capital 5,603 5,385 4,480 5,212 Interest 5,207 4,944 4,328 5,007 Rentals 396 441 152 205 - - - Remuneration on own capital 3,374 68 3,703 405 Profit for the period 3,703 405 3,703 405 Non-controlling interest in subsidiaries (329) (337) - - - - - Value added distributed 15,253 7,839 13,467 9,266Summary of Notes 1 The Company and its operations ............................................................................................................................ 10 2 Basis of preparation and presentation of the quarterly information ..................................................................... 11 3 Amendments to accounting standards adopted in the current year ..................................................................... 13 4 Cash and cash equivalents ...................................................................................................................................... 13 5 Financial investments .............................................................................................................................................. 14 6 Trade accounts receivable ...................................................................................................................................... 14 7 Inventories .............................................................................................................................................................. 15 8 Related parties ........................................................................................................................................................ 16 9 Taxes recoverable ................................................................................................................................................... 18 10 Investments ........................................................................................................................................................... 19 11 Property, plant and equipment............................................................................................................................. 22 12 Intangible assets .................................................................................................................................................... 23 13 Leases .................................................................................................................................................................... 24 14 Trade payables ...................................................................................................................................................... 25 15 Borrowings and debentures .................................................................................................................................. 26 16 Braskem Idesa borrowings .................................................................................................................................... 28 17 Reconciliation of financial activities in the statement of cash flow ...................................................................... 30 18 Financial instruments and risk management ........................................................................................................ 31 19 Taxes payable ........................................................................................................................................................ 40 20 Income tax ............................................................................................................................................................. 40 21 Sundry provisions .................................................................................................................................................. 42 22 Provisions for legal proceedings ........................................................................................................................... 44 23 Geological event - Alagoas .................................................................................................................................... 46 24 Shareholders’ equity ............................................................................................................................................. 57 25 Earnings per share ................................................................................................................................................. 58 26 Net revenues ......................................................................................................................................................... 58 27 Expenses by nature and function .......................................................................................................................... 59 28 Financial results ..................................................................................................................................................... 60 29 Segment information ............................................................................................................................................ 61 30 Contractual obligations ......................................................................................................................................... 61 31 Subsequent events .................................................................................................... Erro! Indicador não definido.Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 1 The Company and its operations Braskem S.A. (“Parent Company”) is a public corporation with headquarters in Camaçari, Bahia. On June 3, 2026, the acquisition by Shine I Fundo de Investimento em Participações Multiestratégia ("Shine Fund") of 50.11% of the common shares and 13.69% of the preferred shares, representing 34.32% of the Company’s total capital, previously held by Novonor S.A. – Under Court-Supervised Reorganization ("Novonor"), was completed. As a result of the completion of this transaction, Novonor ceased to exercise control over Braskem and, at that date, held approximately 4% of the Company’s total capital, exclusively through non-voting preferred shares. Following the acquisition by Shine Fund, Braskem and its subsidiaries (“Company,” “Braskem,” or “Consolidated”) are now jointly controlled by the Shine Fund and Petróleo Brasileiro S.A. – Petrobras (“Petrobras”), pursuant to the Shareholders’ Agreement executed by the parties. Decisions relating to Braskem’s relevant activities became subject to consensus among the controlling shareholders, as set forth in the aforementioned Agreement. Braskem’s ultimate joint controlling parties are: (i) the Federal Government of Brazil, which is the ultimate controlling party of Petrobras; and (ii) Shine Equity LP, which is the ultimate controlling party of Shine Fund. The Braskem’s shares are traded on: • B3 S.A. – Brasil, Bolsa, Balcão (“B3”), under the tickers BRKM3, BRKM5 and BRKM6; • New York Stock Exchange (“NYSE”), under the ticker BAK; and • Madrid Stock Exchange (“LATIBEX”), under the ticker XBRK. The Company is engaged in the manufacture, sale, distribution, import, and export of chemical and petrochemical products, thermoplastic resins, and their derivatives, including products from renewable sources, biotechnological products, and recycled products. It also develops, licenses, and commercializes proprietary or third-party technologies, as well as business models and digital technologies related to its operating segments and adjacent businesses. Additionally, it produces and sells utilities, electricity, and gas for its own consumption or for supply to third parties; provides industrial services, and maritime, and river transportation services; and holds interests in other companies. The Company's operations are represented as follows: Braskem S.A.Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise statedThe petrochemical plants are dedicated to producing thermoplastic resins, such as polyethylene (“PE”), polypropylene (“PP”), polyvinyl chloride (“PVC”) and other basic petrochemicals. Economic and financial condition of Braskem Idesa and substantial doubt about its ability to continue as going concern The financial statements of Braskem Idesa, included in this quarterly information, have been prepared on a going concern basis, which assumes that its assets will be realized and its liabilities and commitments settled in the course of Braskem Idesa's business. The deterioration of Braskem Idesa's economic and financial condition has occurred within a challenging external environment observed over recent years, primarily characterized by a significant compression of PE petrochemical spreads in the international market. This has resulted from a prolonged downturn in the industry, driven by weaker-than-expected global demand and excess supply, particularly from China and USA. In addition, the company has been impacted by an increase in ethane prices, the main feedstock used in its production 3 28 Mexico 1 4 1 Latin America 4 › Peru › Chile › Colombia › Argentina 4 › Salvador › São Paulo › Rio de Janeiro › Porto Alegre › Alagoas Brazil › Philadelphia › Houston United States 2 5 2 Netherlands Germany › Rotterdam 1 2 1 › Japan › Singapore › India 1 2 Asia › Thailand (under development) INNOVATION CENTER INDUSTRIAL PLANT COMMERCIAL OFFICE REPRESENTATIVE OFFICE Legend: Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated process, as well as a reduction in supply volumes by its supplier in Mexico compared to the volumes contemplated under the original agreement at the time the Company made its investment decision. As a result, ethane imports became necessary, entailing additional fixed and logistical costs and constraining the use of Braskem Idesa’s production capacity. Taken together, these factors resulted in operating cash generation consistently below the level required to support Braskem Idesa’s debt service, contributing to liquidity imbalance and worsening of its financial condition. As a result, in September 2025, Braskem Idesa, announced that it had engaged financial and legal advisors (Lazard Inc., Cleary Gottlieb Steen & Hamilton LLP, and Sainz Abogados) to support the entity in assessing a broad range of economic and financial alternatives with the objective of reviewing its capital structure and liquidity conditions. As of November 2025, Braskem Idesa defaulted on interest payments related to the 2029 and 2032 bonds. As of September 2026, the outstanding balance of such interest, recorded in current liabilities, amounted to R$ 974 (US$ 188). As a result of this nonpayment, the full outstanding balance of interest and principal of the bonds may be accelerated by the bondholders, subject to the applicable contractual quorum. Since the decision to accelerate the debt is not under Braskem Idesa’s control, the conclusion is that the entity does not have the ability to defer these payments for at least 12 months after the reporting date and, therefore, the balances of these obligations are classified under current liabilities, as well as other borrowings that contain cross-default clauses in their contracts. Throughout 2025 and 2026, the Company, the Idesa Group and their affiliates provided financial support to Braskem Idesa through intercompany loans, working capital loans and commercial prepayments, with the objective of ensuring the continuity of its operations and the fulfillment of its obligations. In this context, in 2025, Braskem Idesa entered into a Term Loan with the Idesa Group totaling R$932 (US$180), of which R$659 (US$129) had been disbursed by September 2026. Additionally, Braskem provided working capital loans to Braskem Idesa in the approximate amount of R$523 (US$101) and commercial prepayments in the amount of R$347 (US$67). The amounts presented correspond to principal amounts and do not include interest or other finance charges. Braskem Idesa's court-supervised reorganization proceeding conducted under Chapter 11 of the United States Bankruptcy Code On August 17, 2026, Braskem Idesa, together with its subsidiaries (“Debtors” and “Reorganized Debtors”), entered into a Restructuring Support Agreement (“RSA”) with Braskem, Idesa Group, Inbursa, and holders of approximately 79% of its secured debt, and filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code with the U.S. Bankruptcy Court for the Southern District of Texas on a prepackaged basis, accompanied by the plan of reorganization (“Plan”) and the related disclosure statement. Terminal Química Puerto México (“Terminal Química”), a subsidiary of Braskem Idesa, is not part of the restructuring proceeding. Throughout the proceeding, the Debtors continue to operate as Debtors In Possession (“DIP”), with no changes to their management, and obligations to suppliers, clients, and employees continue to be fulfilled in the ordinary course of business, while Braskem retains its controlling ownership interest. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated The main milestones of the Chapter 11 proceeding are: Date Event 08/17/2026 - Signing of the RSA and DIP financing agreement - Filing of voluntary petition under Chapter 11. 08/19/2026 Interim order on DIP financing: disbursement of R$1,189 (US$230) in new funds and roll-up of approximately R$533 (US$104) of pre-existing claims, including principal and accrued interest. 09/10/2026 09/17/2026 Filing of the documents supplementing the Plan (“Plan Supplement”). Conclusion of the voting: Plan approved by all classes entitled to vote (Class 3: 96.36% by number and 98.71% by value; other classes: 100%). 09/22/2026 Joint hearing that approved the disclosure statement and the confirmation of the Plan. Final order on DIP financing: disbursement of R$251 (US$49) in new funds and roll-up of approximately R$135 (US$26) of pre-existing claims, including principal and accrued interest. 09/24/2026 Future events The effective date (“Effective Date”) is the date on which all conditions precedent to the effectiveness of the Plan have been satisfied or waived in accordance with the terms of the RSA and the Plan, and on which the contemplated restructuring transactions become effective or are consummated. To finance its operations throughout the Chapter 11 proceeding, the Company, through Braskem Netherlands B.V. (“Braskem Netherlands”), granted Braskem Idesa DIP financing of approximately R$2,111 (US$409), consisting of: • R$1,440 (US$279) in new funds, disbursed in two installments (US$230 and US$49); • Approximately R$671 (US$130) through a roll-up, a mechanism through which certain pre-petition balances under Chapter 11, consisting of principal and accrued interest related to the working capital facility and part of the advance under the PE distribution agreement, both provided by Braskem Netherlands, were extinguished and replaced by obligations under the DIP financing agreement. The DIP financing bears interest at 10% p.a., with all interest capitalized, and ranks senior to the other obligations and is backed by priority security. On the Effective Date, the amount of the DIP financing balance, estimated in the Plan at approximately R$2,150 (US$415), including capitalized interest and fees, will be converted in shares (“Equity”) by Braskem Idesa. Furthermore, Braskem or any subsidiary designated by it will make an additional capital contribution in the amount of R$368 (US$71) together, these shares will represent one-third of the Equity of reorganized Braskem Idesa. This percentage is fixed and does not change based on the final balance of the DIP financing as adjusted for interest. Braskem S.A.Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise statedThe implementation of the reorganization remains subject to the satisfaction or waiver of the condition’s precedent set forth in the RSA and the Plan. Accordingly, the amounts, instruments and other terms presented below reflect the terms of the Plan disclosed as of September 30, 2026 and may be adjusted through the Effective Date, including as a result of updates to the outstanding balances, the execution of the definitive restructuring documents and any amendments to the Plan.Treatment of the principal credits (“Claims”) under the Plan The treatment of the major Claims is summarized below:Class Claim Balance as of September 30 Treatment under the Plan – Under negotiation DIP DIP Financing R$2,150 (US$415) Conversion into Class B shares, representing approximately one-third of the capital stock of reorganized Braskem Idesa, allocated to Braskem Group, together with the equity contribution of R$368 (US$71) to be made on the Effective Date. 3 2029 and 2032 bonds – principal of US$2,100 and accrued interest R$11,715 (US$2,261) R$4,275 (US$825) will be converted into a one-third equity interest in reorganized Braskem Idesa, in proportion to each creditor’s respective interest, with the share classes distributed as follows: - Class A shares issued to the SPV (a special purpose vehicle established for this purpose), for the benefit of the bondholders, except Inbursa; and - Class B shares issued directly to Inbursa and its affiliates that are bondholders. The remaining balance of R$7,440 (US$1,436), with interest accrued through September 30, will be exchanged for new debt (“Exit Notes”) under specific terms. 4 Term Loan – Inbursa R$726 (US$140) Fully exchanged for Exit Notes, together with the 2029 and 2032 Bonds. 5 Advance agreement for PE distribution with Braskem Netherlands R$238 (US$46) Cash or product settlement in accordance with the Plan schedule, subject to the annual cap described below. 6 Subordinated shareholder loans R$5,894 (US$1,138) The contractual amounts of the shareholder loans, which are subordinated to the maturity of the Exit Notes to be issued to Class 3 creditors, are R$4,437 (US$857) for the Braskem Group and R$1,457 (US$281) for the non-controlling Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated Class Claim Balance as of September 30 Treatment under the Plan – Under negotiation shareholders of Braskem Idesa. These amounts are recognized at their present values of R$2,527 (US$483) and R$1,049 (US$201), respectively. 7 Braskem Group trade claims R$678 (US$131) Payment in accordance with the Plan schedule, subject to the annual cap described below. 8 Suppliers and other unsecured claims Not affected; paid in full in the ordinary course of business. 11 Existing ownership interests Cancellation of existing shares. Current shareholders will receive, in proportion to their ownership interests (on a pro rata basis), a total of one-third of the shares in the reorganized Braskem Idesa, in the form of Class B Shares, distributed approximately as follows: Braskem Netherlands - 33.33% x 0.75 = 25% Grupo Idesa - 33.33% x 0.25 = 8.33% The amounts and treatments above are those as of the date of this quarterly information, subject to change until the Effective Date. Payments to Classes 5 and 7 are jointly capped at R$250 (US$50) per year, unless the directors appointed by Inbursa and the Ad Hoc group of bondholders (“AHG”) consent, except for current operating payments under contracts for ordinary-course purchase and sale transactions, which are considered working capital under the current business model. The disclosed amounts are based on the negotiated terms of the Plan and are subject to a fair value valuation and may be changed through the Plan's Effective Date. New instruments issued in the context of Chapter 11 and Capital structure Exit Notes The reorganized Braskem Idesa will issue new secured notes of approximately R$8,165 (US$1,576) to creditors in Classes 3 and 4, with a seven-year maturity (bullet) and interest of 9.25% p.a. payable quarterly, with the issuer having the option to capitalize up to 100% of the interest at a rate of 11.25% p.a. during periods within the first 42 months. The Exit Notes will be jointly and severally guaranteed by the reorganized Debtors secured by first priority liens over the specified assets. SPV Notes and call and put options Class A shares will be issued to SPV in exchange for a portion of the 2029 and 2032 Bonds. The SPV will issue notes (“SPV Notes”) to bondholders, except Inbursa and its affiliate entities; and Braskem: (i) will have the right to purchase, at its sole discretion, all Class A shares held by SPV (call option) from the Effective Date through the fifth anniversary; and Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated (ii) will be obligated to purchase them if the holders of the SPV Notes exercise the put option, starting on the fifth anniversary and continuing for up to one year. If more than 50% of the holders exercise the put option, the Company may acquire all the shares. (iii) After the sixth-anniversary period, each holder retains an individual put option exercisable at any time. Such condition is being negotiated with the bondholders with a view to limiting the exercise period of the put option to the sixth anniversary. Such negotiation is expected to be concluded prior to the completion of the Chapter 11 proceedings. The exercise prices are identical for the call and put options and correspond to the initial principal amount of the SPV Notes, less distributions and redemptions (such as dividends distributed by Braskem Idesa), plus 5% p.a., compounded through the seventh anniversary. The Company's payment obligation under the put option is independent and remains in effect even in the event of Braskem Idesa's insolvency. After the Effective Date, the capital stock of the reorganized Braskem Idesa will be divided into three equal parts: (i) One-third to the Company, through conversion of the DIP financing and an equity contribution, in the form of Class B shares; (ii) One-third to the current shareholders (Braskem Group and Idesa Group), in proportion to their current ownership interests, in the form of Class B shares; and (iii) One-third to the holders of the 2029 and 2032 bonds, divided between Inbursa and the other creditors, with the latter receiving their allocation through the SPV, in the form of Class B and Class A shares, respectively. The Braskem Group’s ownership interest will decrease from 75% to 58.33%, and the Company will have the right to appoint a majority of the members of the board of directors, thereby retaining control of Braskem Idesa. Class B shares are entitled to vote. Class A shares, allocated to the SPV, have no voting rights, except with respect to matters that: • result in unequal and adverse treatment of Class A shares relative to Class B shares; • modify the requirement that any dividends or distributions made by Braskem Idesa be made in the same proportion for all shares; and • modify any minority shareholder protections or other provisions applicable to Class A shares that could have a material adverse effect on the holders of Class A shares. Inbursa, a shareholder of the Idesa Group, and certain entities affiliated with Inbursa, which hold 2029 and 2032 bonds, have opted to receive Class B shares directly, in an amount equivalent to the Class A shares to which it would be entitled through the SPV and, therefore, does not participate in the SPV. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated Braskem Idesa corporate structure before the Effective Date Braskem Group 75.00% Idesa Group 25.00% Braskem Idesa Equity ($414) Braskem Idesa corporate structure expected after the Effective Date Braskem Netherlands Idesa Group Inbursa Class B - 58.33% Class B - 8.33% Reorganized Braskem Idesa Class B - 16% Guarantees granted and effects of the Plan Until the Effective Date, the bonds and the Term Loan are secured on a pari passu basis under the Intercreditor Agreement by: (i) a Mexican trust, a fiduciary security and administration structure (Mexican Security Trust), of which Braskem Idesa, Braskem Netherlands, and Etileno XXI are settlors; (ii) a pledge of Braskem Idesa shares granted by the Company and Etileno XXI (Mexican Share Pledge); and (iii) a non-possessory pledge over Braskem Idesa movable property (Mexican Non-Possessory Pledge). These instruments were amended to reflect the priority granted to DIP financing. On the Effective Date, these guarantees will be released and replaced by first-priority liens in favor of the Exit Notes on substantially all assets of the reorganized Debtors, including the assets of the trust, the shares of Braskem Idesa, and the ownership interest in Terminal Química. The Class A shares will be subject to a first priority lien in favor of the Exit Notes and a second-priority lien in favor of the SPV Notes, which will also be secured by a first-priority lien over the SPV’s other assets, the enforcement of which is contingent upon repayment in full of the Exit Notes. The Class 5 advance is secured by a pledge over the products to be manufactured and delivered. Subordinated loans, trade claims, and other unsecured claims are not secured. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated Additionally, as part of the Chapter 11 proceeding, the following events are expected: • The Exit Notes and the SPV Notes will be issued pursuant to exemptions from registration under U.S. securities laws and may be delivered only to creditors that meet the applicable eligibility criteria, including, among others, qualified institutional investors, accredited investors and, in the case of the SPV Notes, Qualified Purchasers, or persons who are not residents of the United States. • On the Effective Date, Braskem Idesa will establish an escrow account with the estimated amount of the unpaid professional fees for the proceeding, maintained for the benefit of the advisors, with any remaining balance reverting to Braskem Idesa after those fees have been paid. Additionally, the budget approved in the final DIP financing order provides for the use of approximately R$166 (US$32) to establish cash collateral for letters of credit issued prior to the filing. In this quarterly information, the effects of the extinguishment of liabilities and the issuance of the new instruments provided for in the Plan have not been recognized; these effects will occur only on the Effective Date, subject to the satisfaction of the conditions precedent. The effects recognized during the period are limited to the DIP financing and the corresponding roll-up pf certain claims that existed prior to the DIP financing, which are eliminated in the consolidation process. The main financial effects on Braskem Idesa expected on the Effective Date are: (i) derecognition of extinguished financial liabilities; (ii) recognition of the Exit Notes and the shares issued to creditors at their fair values, with the difference from the carrying amount of the extinguished liabilities recognized in profit or loss for the period; and (iii) recognition of the conversion of the DIP financing held by the Company directly into equity, as it is a transaction with a shareholder. Fair values will be determined based on an independent valuation. In the Company's consolidated financial statements: (i) the reduction in the ownership interest from 75% to 58.33% should be recognized in equity as a transaction between shareholders, without loss of control; and (ii) the obligation arising from the put option over the Class A shares will be recognized as a financial liability at the present value of the exercise price. The estimated and expected potential accounting effects described above stem from a preliminary technical analysis of the terms of the Plan as negotiated up to the date of issuance of this quarterly information, and they remain subject to change until the Effective Date. Management will continue to assess the accounting and tax effects of the reorganization. The consummation of the Plan depends, among other factors, on the satisfaction or waiver of the conditions precedent and the continued effectiveness of the RSA, which provides for circumstances in which it may be terminated. Additionally, certain obligations undertaken by Braskem in connection with the restructuring process of Braskem Idesa, including the final equity contribution of R$368 (US$71) and obligations related to the put and call options, are suspended and under discussion as a result of judicial measures adopted in the Out-of-Court Reorganization proceeding of Braskem S.A. and certain subsidiaries, as detailed below in this Note. These events and conditions indicate the existence of a substantial doubt about the Braskem Idesa’s ability to continue as going concern. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated Notwithstanding the substantial doubt, Management believes that the use of the going concern assumption remains appropriate in the preparation of this quarterly information, considering that the Company and its subsidiary continue to operate, with ongoing activities, have obtained DIP financing, and having a reorganization plan approved by the court and by the creditors, which has not yet become effective and awaits the fulfillment or waiver of the remaining conditions precedent. Accordingly, this quarterly information does not include adjustments that might be required if the subsidiary Braskem Idesa was unable to continue operating on a going concern basis. Economic and financial condition of the Company and substantial doubt about its ability to continue as going concern The quarterly information has been prepared under the going concern assumption, which presumes the realization of assets as well as the settlement of liabilities and commitments in the ordinary course of business of the Company. As of September 30, 2026, the statement of financial position presents negative net working capital (defined as total current assets less total current liabilities) amounting to R$ 50,611 (2025: negative amount of R$ 9,770) in the Consolidated. The net working capital balances are negative mainly due to the reclassification to current liabilities of the balances of borrowings and debentures, as well as Braskem Idesa’s borrowings. Net working capital is negative by R$ 11,181 (2025: negative amount of R$ 3,090) in the Parent Company. Shareholders’ equity is negative by R$ 14,213 (2025: negative amount of R$ 16,502) in the Consolidated and negative by R$ 13,616 (2025: negative amount of R$ 16,147) in the Parent Company. The operating cash flow is negative by R$ 3,238 in the Consolidated (2025: negative amount of R$ 4,200) and positive by R$ 1,370 in the Parent Company (2025: negative amount of R$ 575). Borrowings and debentures are predominantly denominated in US dollars, consistent with the Company's Financial Policy. Braskem believes that this US dollar exposure is adequate since a significant portion of its operational cash expected to be generated in the upcoming years, which will be allocated to settle these borrowings, is either directly or indirectly in US dollars. Management assessed, in a comprehensive manner, the internal and external factors that could possibly affect the going concern assumption. Based on available information and the projections that are updated on an ongoing basis, Management identified a high level of cash utilization over the assessment horizon. Key elements considered include: • Volatility in the global macroeconomic environment resulting from the conflict in the Middle East, which has constrained the global supply of raw materials and increased oil and naphtha prices in the international market, naphtha being the Company's primary feedstock; • The prolonged downturn cycle in the petrochemical industry, with structurally compressed spreads; • Cash consumption associated with debt service, particularly recurring interest payments; • Cash requirements related to the obligations arising from the Geological Event in Alagoas; • Cash requirements for the maintenance of operating assets including working capital, essential for ensuring operational continuity, stability and safety; • The downgrade of the Company’s credit rating to default levels; and Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated • Maturity of the US$ 950 stand-by facility in December 2026 and other financial obligations, requiring a significant cash outflow, if not restructured. These factors, as reflected in the Company’s most recent financial projections, indicate pressure on liquidity and guide management’s actions aimed at the continuous adjustment of the Company’s financial position to address the current and future challenges facing the global chemical industry, as summarized below. Regulatory and trade defense measures In March 2026, Complementary Law No. 228 was enacted, providing for the increase of the benefit under the REIQ from 0.73% to 5.8%. This benefit corresponds to PIS and COFINS credits levied on feedstocks used by the chemical and petrochemical industries, which may be offset against federal taxes. The benefit has a sector‑wide budget limit of R$2 billion in 2026 and will remain in effect from March through December 31, 2026, being subject to a 10% reduction, as provided for in the applicable legislation in effect. For the year 2026, a sector cap of R$1.1 billion was also established for the use of the incremental credit (“REIQ Investimentos”) of 1.5%, which is linked to the execution of investment projects and determined in accordance with the applicable legislation. Additionally, during the period under review, the Company benefited and will benefit from the following trade defense and sectoral incentive measures: (i) application of definitive antidumping tariff for 5 years on imports of PE resins originating in the United States and Canada (GECEX Resolution No. 876/2026); (ii) extension for an additional 5 years of the definitive 21.6% antidumping tariff on Brazilian imports of PVC-S resins originating in China, effective through August 2031 (GECEX Resolution No. 947/2026); (iii) renewal of the 20% import duty rate applicable to PE and PP resins, effective through October 2027 (GECEX Resolutions Nos. 963 and 969/2026); and (iv) the Special Sustainability Program for the Chemical Industry (“PRESIQ”), established by Federal Law No. 15,294/25, effective from January 1, 2027, through December 31, 2031. These measures help partially mitigate the Company's competitiveness in the Brazilian market compared with imports at artificially low prices. Value generation measures, financial discipline, capital structure reorganization, and their effects Among the initiatives currently under development, the planned reorganization of the capital structure is noteworthy, as it depends on factors beyond the Company's exclusive control. As announced to the market, in September 2025, the Company has engaged financial and legal advisors — Lazard Inc., Cleary Gottlieb Steen & Hamilton LLP, and E. Munhoz Advogados — to support it in the preparation of a comprehensive assessment of the economic and financial alternatives for the reorganization of its capital structure (“Reorganization”). As disclosed to the market on June 25 and 26, 2026, the 2nd Bankruptcy and Restructuring Court of the Judicial District of the Capital of the State of São Paulo (“Court”), in the context of the Protective Injunction Proceeding filed by the Company and some of its subsidiaries, granted the requested and, among other measures, ordered the suspension of all execution proceedings and asset seizures by creditors that had been invited to participate in the mediation initiated by the Company and certain of its subsidiaries before the Wind Mediation Chamber, for a period of 60 days. On June 26, 2026, the same entities that initiated the mediation proceedings in Brazil filed a Chapter 15, (a judicial procedure in the United States for the recognition of a foreign proceeding or reorganization, in accordance with the U.S. Bankruptcy Code), petition in the United States seeking recognition of the Protective Injunction granted in Brazil. On June 30, 2026, the U.S. court granted, on a preliminary basis, an automatic stay for the same period as the Protective Injunction in Brazil, pending its final decision on the recognition of the Brazilian proceeding. On August 24, 2026, following approval by the Board of Directors, the Company and its subsidiaries Braskem Netherlands, Braskem Netherlands B.V., Braskem Trading & Shipping B.V., Braskem Netherlands Finance B.V., and Braskem America Finance Company (“REJ Debtors”) filed, before the Court, a petition for out-of-court Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated reorganization under Federal Law No. 11,101/05 (“Out-of-Court Reorganization”), with the objective of restructuring their unsecured financial obligations, in the approximate amount of R$ 56.4 billion (US$ 10.9 billion) (“Claims Subject to the Proceeding”). On August 25, 2026, the U.S. court granted, on a preliminary basis, an extension of the stay period within the context of the Chapter 15 proceeding for the recognition of the out-of court reorganization in the United States. The Out-of-Court Reorganization is strictly financial in scope and does not cover obligations to suppliers, clients, and other stakeholders, which continue to be fulfilled in the normal course of the Company's operations. The petition was accompanied by an initial plan (“Plan”) signed by creditors holding 39.6% of the Subject Claims, calculated on a consolidated basis, exceeding the minimum of 1/3 required for filing. The Plan provides for the suspension of the enforceability of the Subject Claims during negotiations and establishes the parameters for an updated plan (the “Updated Plan”). The terms, conditions, and deadlines of the Updated Plan remain subject to negotiation among the REJ Debtors, their controlling shareholders, and the creditors who are signatories to the Plan, as well as to applicable governance approvals. Accession to the Plan does not imply acceptance of the Updated Plan, which will depend on a new express statement by each creditor. The Plan is supported by the Company’s controlling shareholders, namely Petrobras and the Shine Fund. The Plan also establishes milestones to be met during the negotiations, including the execution of an agreement in principle on the commercial terms of the Updated Plan. During the term of the Plan, the REJ Debtors are subject to negative covenants and the Plan provides for resolution scenarios in favor of the signatory creditors. On August 28, 2026, the Court granted the processing of the Out-of-Court Reorganization and ratified the stay (“Stay Period”) for a period of 120 days (with the 60 days granted through Injunctive Relief already deducted) of lawsuits, enforcement proceedings, and attachment measures related to the Subject Claims. Following the granting of the request, certain creditors filed motions for clarification challenging, among other things, Brazilian jurisdiction over the foreign REJ Debtors and the consolidated determination of the accession quorum. A group of creditors also sought interlocutory relief with respect to the commitments undertaken by the REJ Debtors in connection with the restructuring of the subsidiary Braskem Idesa under Chapter 11 in the United States. The Public Prosecutor's Office expressed its opinion in favor of partially granting the objections, granting interlocutory relief, and appointing a judicial administrator. On September 24, 2026, the Court rendered a decision that, among other matters: • Confirmed Brazilian jurisdiction and the Court’s jurisdiction over all REJ Debtors, clarifying that the proceeding is conducted under procedural consolidation, without substantive consolidation, such that the accession quorum must be calculated individually for each Debtor. • Revoked the Stay Period with respect to the subsidiaries Braskem Netherlands and Braskem America Finance, whose individual joinders (20.4% and 13.2%, respectively) did not meet the minimum threshold of 1/3, granting 15 days to amend the petition or indicate the appropriate measure, while maintaining the suspension with respect to the other REJ Debtors. • Ordered the REJ Debtors to refrain from taking any further steps of extraordinary asset-based implementation of commitments related to the restructuring of Braskem Idesa, consisting of new payments, disbursement of DIP financing installments, execution of the cash exit contribution, creation of real or collateral guarantees, execution, ratification, or assumption of commitments associated with the structure of concerning options to purchase and sell on Braskem Idesa’s equity interests, until the Court rules, and to submit, within 15 days, a report on the origin, consideration, and impacts of the aforementioned transaction, with explanations also requested from the controlling shareholders. • Appointed, on an exceptional basis, a judicial administrator to assist the Court. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated The REJ Debtors process filed an interlocutory appeal against this decision, requesting, among other measures, the reinstatement of the Stay Period in relation to Braskem Netherlands and Braskem America Finance, the revocation of the suspension of acts related to the restructuring of Braskem Idesa, and the recognition of the substantive consolidation. On October 9, 2026, the rapporteur denied the request for a stay of execution. Thus, until this moment, the determinations of the appealed decision of September 24, 2026, remain effective, without prejudice to the subsequent review of the measure and the judgment on the merits of the appeal, with Braskem Netherlands and Braskem America Finance remaining in the active party of the Extrajudicial Reorganization until the judgment on the merits of the appeal. Consequently, while these determinations remain in effect, the Stay Period resulting from the Extrajudicial Reorganization process (and consequently the automatic Stay of Chapter 15) is not applicable to Braskem Netherlands or Braskem America Finance. On October 21, 2026, certain creditors holding approximately R$1,409 (US$272), equivalent to 47% of the outstanding face value of the 2041 bonds, filed an involuntary petition for reorganization under Chapter 11 against Braskem America Finance, with the United States Bankruptcy Court for the Southern District of New York. Braskem America Finance is a subsidiary incorporated for the purpose of raising and managing funds in international markets to finance the activities of the Company and its subsidiaries. The petition relates exclusively to Braskem America Finance and its indebtedness, consisting of the 2041 bonds, whose outstanding principal amount plus interest is approximately R$3,052 (US$589). The Company and its other subsidiaries, including those subject to Out-of-Court Reorganization in Brazil and Chapter 15, were not included as debtors in the aforementioned petition. The petition will be subject to analysis by the competent courts. The next steps of the Plan include concluding negotiations and filing the Updated Plan, previously approved by the governance bodies of the REJ Debtors, and obtaining, within 90 days of filing, the consent of creditors holding more than half of the Subject Claims. Subsequently, a notice will be published inviting any objections from creditors, and the Updated Plan will be submitted for court approval, upon which it will bind all Subject Claims. The Plan does not establish new economic terms for the Subject Claims, whose restructuring will depend on the approval and court confirmation of the Updated Plan. Accordingly, as of September 30, 2026, no accounting effects were recognized for any potential modifications or derecognition of the related financial liabilities. It should be noted that the growing and sustained pressure on the Company's liquidity, given conditions in the global petrochemical industry, resulted in the following events: • In October 2025, the Company withdrew the available stand-by credit facility in the amount of US$1.0 billion (R$5,350). The credit facility matures in December 2026, with a balance of US$ 950 (R$4,922). • At the end of 2025, the Company's global credit ratings assigned by the rating agencies Fitch Ratings and S&P Global were CC and CCC-. As a result of the revision of the Company’s rating at the end of 2025, there was an increase in the balances of reserve accounts associated with the fulfillment of certain contractual obligations (see Note 5), and guarantees were provided for specific energy trading contracts. In 2026, the adoption of measures related to the reorganization of the Company's capital structure, including the Preliminary Injunctive Relief, Chapter 15 proceedings, and the filing for Out-of-Court Reorganization, resulted in additional developments under certain contracts, including the requirement to grant collateral and enter into waiver agreements. No provisions were recorded, nor was the Company considered to be in default under these contracts. Such events did not result in any changes to the ordinary operations related to the respective agreements.’ • The Company was no longer able to access certain payment agreements with financial institutions, supplier finance arrangements and of certain contracts for the issuance of letters of credit, according to note 14. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated • In 2026, R$ 3,058 (US$ 590) in trade obligations secured by letters of credit were settled at their original maturity dates by certain issuing financial institution directly with suppliers, thereby extinguishing the related trade obligations and giving rise to reimbursement obligations for the Company. The Company’s reimbursement obligations were reclassified to borrowings, as detailed in Note 15. Additionally, in October and November 2026, letters of credit in the approximate amount of R$335 (US$65) issued by certain issuing financial institutions, and also matured, with the reimbursement obligations were reclassified as borrowings. • Increase in the volume of advances to suppliers, recorded under other assets. As of September 30, 2026, the balance of advances is R$1,303 (2025: R$544) As a result of the Injunctive, the Chapter 15 proceedings, and the petition for Out-of-Court Reorganization, the following developments have occurred: • The credit rating agencies Fitch Ratings and S&P Global Ratings revised the Company’s global-scale ratings to “RD” and “D”, respectively. • Confirmation of suspension, by the Company, of certain payments of financial obligations covered by the legal proceedings. • Following the filing of the petition for Out-of-Court Reorganization, the Company obtained a new 120 day Stay Period, during which payments related to the financial claims subject to said Out-of-Court Reorganization, as well as enforcement actions and attachment measures, were stayed. • As of September 30, the Company did not have the right to defer settlement of the Subject Claims in the context of the Out-of-Court Reorganization for a period exceeding 12 months. Accordingly, the balances in the borrowings and debentures line item recorded under non-current liabilities were reclassified to current liabilities. • Certain subsidiaries of the Company entered into waiver agreements with leasing houses under vessel right-of-use contracts. As a result of these agreements, payments of R$16 (US$3) were made in respect of waiver fees, and R$196 (US$38) was provided as contractual guarantees to secure the performance of the obligations under the respective contracts. These events did not result in any changes to the ordinary operations related to the respective assets. • Additionally, a subsidiary of the Company that is not a party to the Out-of-Court Reorganization or the Chapter 15 process entered into a waiver agreement with respect to a specific financial contract. Considering that the waiver period is less than 12 months, the Company reclassified the aforementioned liability, in the amount of R$300, as current, consistent with the classification applied to the Subject Claims. • In the context of liquidity initiatives, the Company entered into a commitment agreement with Petrobras to increase its trade claims from R$350 to R$2,350, for the purchase of raw materials supplied by Petrobras. The payment term for the respective invoices is 30 days, and the contract will remain in force through December 31, 2026, with its effects continuing until the due dates of invoices issued during its term. The transaction is secured by the following collateral: (i) a fiduciary assignment of the Company’s receivables, in the approximate amount of R$1,000 per month; (ii) a fiduciary transfer of an escrow account, into which the proceeds from such receivables will be deposited, with a minimum retention of R$300, the balances of which were classified as linked financial investments, as disclosed in Note 5; and (iii) a fiduciary assignment of claims arising from a lawsuit related to the federal tax CIDE Fuels, in the amount of R$1,398, while preserving the possibility of using such claims for tax purposes as long as the Company remains current on its obligations. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated Based on its assessment, Management concluded that the use of the going concern assumption is appropriate for the preparation of this quarterly information. This conclusion takes into consideration, among other factors, the continuation of the Company’s operations, available cash and cash equivalents, projected cash generation, the new shareholding control and governance structure, as well as the current stage of the capital structure reorganization and liquidity restoration initiatives. Management believes that these initiatives, together with the other operational, financial and regulatory measures currently underway, provide an adequate basis for the continuity of the Company’s operations and for conducting the negotiations aimed at adjusting the Company’s capital structure and liquidity position over the assessment period. Nevertheless, the successful completion of these initiatives depends on negotiations and conditions that are not entirely within the Company’s control, including obtaining the accession quorum for the Updated Plan, its judicial approval, and the Plan not being terminated by the signatory creditors. Accordingly, the events and conditions described above indicate the existence of a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern. This quarterly information does not include any adjustments that would be required should the Company be unable to realize its assets and settle its liabilities in the normal course of business. Uncertainties arising from geopolitical conflicts The global environment remains subject to geopolitical conflicts in regions that are strategic for energy markets, particularly the conflict in the Middle East, which has generated volatility in oil, natural gas, and therefore, in petrochemical feedstock prices. Such events have translated into volatility in international market prices of resins and chemical products that are sold by the Company, as well as uncertainties regarding potential logistical restrictions on relevant international trade routes. The Company has been continuously monitoring the associated impacts of these dynamic events, assessing their effects on the conduct of its operations and its financial situation. The quarterly financial information presented reflects the impacts arising from this environment, which have materially affected pricing dynamics, costs, and, consequently, the Company’s operating margins. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 2 Basis of preparation and presentation of the quarterly information The parent company Quarterly Information was prepared and is presented in accordance with the Technical Pronouncement CPC 21 (R1) – Interim Financial Reporting, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM). Likewise, the consolidated Quarterly Information complies with the CPC 21 (R1) and IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). All relevant information specific to the Interim Information, and only it, is being highlighted, and has been used by the Company’s Management. This Quarterly Information should be read together with the financial statements of the Company for the year ended December 31, 2025, which include a complete set of the notes. The Quarterly Information is presented in Brazilian Real, which is the Parent Company’s functional currency. All amounts have been rounded to the nearest million unless otherwise stated. The same accounting policies adopted in the preparation of this Quarterly Information were applied in the Company’s annual financial statements for the year ended December 31, 2025, as described in applicable notes. The judgments and assumptions used by Management to make estimates when preparing this Quarterly Information do not differ significantly from those used in the Company’s financial statements for the year ended December 31, 2025. The issue of this quarterly information was authorized by the Executive Board on November 12, 2026. 11 Braskem S.A.Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 12The consolidated quarterly information includes the Parent Company and the following entities:Total and voting interest (%)HeadquarterFunctional currency (i) Sep/26 Dec/25 Direct subsidiaries BM Insurance Company Limited ("BM Insurance") BermudaUS$100100 Braskem Argentina S.A. (“Braskem Argentina”)ArgentinaARS100100 Braskem Finance Limited (“Braskem Finance”)Cayman IslandsUS$100100 Braskem Mexico, S. de RL de C.V. ("Braskem México")MexicoMXN100100 Braskem Netherlands B.V.NetherlandsUS$100100 Braskem Petroquímica Chile Ltda. (“Braskem Chile”)ChileCLP100100 Oxygea Ventures Ltda. ("Oxygea")BrazilR$100100 Voqen Energia Ltda. ("Voqen")BrazilR$100100 Wise Plásticos S.A. ("Wise")BrazilR$61.161.1 Special Purpose EntitiesFdo. Invest. Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("FIM Júpiter") BrazilR$100100 Fdo. Invest. Santander Netuno Multimercado Crédito Privado Longo Prazo ("FIM Netuno") BrazilR$100100 Indirect subsidiaries Braskem Green S.A. ("Braskem Green")BrazilR$100100 Braskem America, Inc. (“Braskem America”)USAUS$100100 Braskem Europe GmbH ("Braskem Europe")GermanyEUR100100 Braskem IdesaMexicoUSD (ii)7575 Braskem Idesa Servicios S.A. de C.V. ("Braskem Idesa Serviços") MexicoMXN7575 Braskem Idesa Ethane LLC ("Braskem Idesa Ethane")EUAUS$ (iii) 100Braskem India Private Limited ("Braskem India")IndiaINR100100 Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom") MexicoUS$100100 Braskem Mexico Servicios S. RL de C.V. ("Braskem México Serviços") MexicoMXN100100 Braskem Netherlands Finance B.V. (“Braskem Netherlands Finance”) NetherlandsUS$100100 Braskem Netherlands Green B.V. (“Braskem Netherlands Green”) NetherlandsUS$100100 Braskem Netherlands Inc. B.V. (“Braskem Netherlands Inc.”)NetherlandsUS$100100 Braskem Siam Company Limited (“Braskem Siam”)ThailandUS$5151 Braskem Trading & Shipping B.V. ("BT&S")NetherlandsUS$100100 Terminal Química Puerto MéxicoMexicoUS$37.537.5(i) The subsidiaries have the following functional currencies: Brazilian real (“R$”), U.S. dollar (“US$”), Mexican peso (“MXN”), Chilean peso (“CLP”), Argentinean peso (“ARS”), Euro (“EUR”) and Indian rupee (“INR”).(ii) As of June 30 2026, Braskem Idesa changed its functional currency from the Mexican peso to the U.S. dollar, based on Management’s assessment of changes in the subsidiary’s economic facts and circumstances, particularly those related to the development of its ethane supply chain and the increased share of USD-denominated exposures.On the date of the change, Braskem Idesa’s asset and liability balances were translated into USD based on the exchange rate prevailing on that date, thereby establishing the accounting basis in the new functional currency. Thereafter, Braskem Idesa has measured its transactions and balances in USD, while its financial statements continue to be translated into the presentation currency of the Company’s consolidated financial statements, in accordance with the applicable translation standards.(iii) Entity headquartered in Texas, established in connection with Braskem Idesa’s Chapter 11 proceeding.Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 3 Amendments to accounting standards adopted in the current year The following amendments to accounting standards became effective on January 1, 2026: - Classification and measurement of financial instruments – Amendments to IFRS 9 and IFRS 7. - Nature-dependent electricity contracts – Amendments to IFRS 9 and IFRS 7. Adoption of the amendments did not have any material impact on the disclosures or amounts presented in this quarterly information, in line with the disclosures of the impacts presented in the 2025 annual financial statements. 4 Cash and cash equivalents Consolidated Sep/26 Parent company Dec/25 In Brazil Cash Cash equivalents Abroad (i) Cash Total 362 1,644 3,414 2,403 1,730 4,712 Sep/26 333 1,476 Dec/25 2,403 1,649 - Cash equivalents 590 1,656 181 6,010 10,501 1,990 4,052 (i) As of September 30, 2026, it includes R$1,371 (2025: R$233) of Braskem Idesa and its subsidiaries, which cannot be used by other subsidiaries of the Company. Cash equivalents in Brazil are represented by fixed-income instruments and time deposits, such as bank deposit certificates (“CDBs”), treasury bonds, financial bills, debentures, and shares of fixed income investment funds. These assets may be directly held by the Company or through its exclusive funds, FIM Jupiter and FIM Netuno. Average yield of cash equivalents is presented jointly with financial investments (see Note 5). The cash equivalents abroad consist of fixed-income instruments (Time Deposit) and interest-bearing accounts. 13 Braskem S.A.Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 145 Financial investments Consolidated Parent company Sep/26 Dec/25 Sep/26 Dec/25 Fair value through profit or loss LFT´s and LF´s (i) 1,016 784 903 685 Restricted funds investments (ii) 777 522 636 346 Other 82 59 1 1 Total 1,875 1,365 1,540 1,032 Current assets 1,845 1,336 1,540 1,032 Non-current assets (iii) 30 29 - - Total 1,875 1,365 1,540 1,032(i) These refer to Brazilian floating-rate government bonds (“LFTs”) issued by the Brazilian federal government and floating-rate bonds (“LFs”) issued by financial institutions, whose purpose is the immediate negotiation or future sale. (ii) Includes the following amounts: R$154 (2025: R$138) in restricted funds used in the Support for Relocation and Social Action Plan for Alagoas Residents and R$623 (2025: R$384) regarding reserve accounts linked to the fulfilment of contractual obligations, of which R$303 refers to the Commitment Agreement to Increase the Trade Claims Limit between Petrobras and Braskem (see Note 1). (iii) On the statement of financial position, the balance of non-current assets is presented under Other assets. In the period ended September 30, 2026, financial investments and cash equivalents (Note 4) in Brazilian Real had average yield of 98.03% of the Interbank Certificate of Deposit (“CDI”) rate p.a. (2025: 100.39%) and financial investments and cash equivalents in foreign currency (Note 4) had average yield of 3.68% p.a. (2025: 4.51% p.a.).6 Trade accounts receivableConsolidated Parent company Note Set/26 Dec/25 Set/26 Dec/25 Customers Domestic market Third parties 2,430 1,625 2,224 1,545 Related parties 8 30 15 264 412,460 - 1,640 2,488 1,586 Foreign market Third parties 2,390 1,988 423 327 Related parties 8 - 1,706 1,2682,390 1,988 2,129 1,595Expected credit losses (178) (173) (156) (164)Total 4,672 3,455 4,461 3,017The Company’s average receivables term is 22 days (2025: 22 days) for the domestic market and 39 days (2025: 50 days) for the export market, therefore, the carrying value of the trade accounts receivable approximates their fair value. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated The Company realizes part of its trade accounts receivable through the sale of trade notes to funds and financial institutions that acquire receivables. These operations are not entitled to recourse and substantial risks and benefits over the receivables are transferred and the trade accounts receivable are derecognized. As of September 30, 2026, the amounts of trade accounts receivable transferred and derecognized maturing after September 30, 2026 were R$2.8 billion in the Parent Company and R$4.0 billion in the Consolidated (2025: R$2.4 billion in the Parent Company and R$3.2 billion in the Consolidated). Losses recognized at the date of transfer of trade accounts receivable were R$71 in the Parent Company and R$94 in the Consolidated (2025: R$57 in the Parent Company and R$90 in the Consolidated), recorded under financial expenses. 7 Inventories Consolidated Set/26 Parent company Dec/25 Finished goods Semi-finished goods Raw materials, production inputs and packaging Maintenance materials Imports in transit 7,488 424 2,522 940 1,352 6,093 270 2,426 969 663 Set/26 4,873 424 2,101 481 1,346 Dec/25 3,718 270 1,867 496 650 Total 12,726 10,421 9,225 7,001 As of September 30, 2026, the provision for loss in inventories is R$413 in the Consolidated and R$216 in the Parent Company (2025: R$309 in the Consolidated and R$228 in the Parent Company). 15 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 16 8 Related parties (a) ConsolidatedCurrent Non-current Current Non-current Current Non-current Current Non-current Associates companies, Jointly-controlled investment and Related companies Novonor and subsidiaries and associates (i) Novonor and subsidiaries and associates- - - - - - 28 - Petrobras and subsidiaries (ii) Petrobras and subsidiaries 138 22 1,713 - 223 23 214 - Others (iii) Others (i)27 33 28 1,049 22 34 30 1,037 Total 165 55 1,741 1,049 245 57 272 1,037 Associates companies, Jointly-controlled investment and Related companies Novonor and subsidiaries and associates (i) Novonor and subsidiaries and associates (i)- - - - - 4 (46) - - (5) Petrobras and subsidiaries Petrobras and subsidiaries (ii) 284 (9,910) - (9) 26 92 (13,187) - (32) (11) Outras (iii) 392 (188) (36) (3) - 376 (497) (54) (34) - Total 676 (10,098) (36) (12) 26 472 (13,730) (54) (66) (16) Balances at September 30, 2026 Balances at December 31, 2025 Assets Liabilities Assets Liabilities (i) The disclosures relate to transactions that occurred up to the date on which Novonor ceased to exercise control over Braskem, as disclosed in Note 1. (ii) Commitment agreement for the expansion of the commercial credit limit, as disclosed in note 1. (iii) Borealis, Grupo Idesa, Refinaria de Petróleo Riograndense S.A ("RPR"), Ventos de Santa Amélia Energia Renováveis S.A. ("Santa Amélia"), Ventos de Santo Abelardo Energia Renováveis S.A.("Santo Abelardo"), Ventos de Santo Artur Energia Renováveis S.A. ("Santo Artur"), Ventos de São Guilherme Energias Renováveis S.A. ("São Guilherme"), Ventos de São Galdino Energias Renováveis S.A. ("São Galdino"), Parque Eólico Ventos de São Januário S.A. ("São Januário"), Parque Eólico Serra das Almas S.A. ("Serra das Almas"), Parque Eólico Jacobina S.A. ("Jacobina"), Bioglycols LLC ("Bioglycols") and Cetrel S.A. ("Cetrel"). Six months ended September 30, 2026 Six months ended September 30, 2025 Sales of products Purchases of raw materials, finished goods services and General and administrative expenses Financial Income (expenses) Other operating income (expenses), net Sales of products Purchases of raw materials, finished goods services and General and administrative expenses Financial Income (expenses) Other operating income (expenses), net Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 17 (b) Parent Company Balances at September 30, 2026 Balances at December 31, 2025 Assets Liabilities Assets Liabilities Current Non-current Current Non-current Current Non-current Current Non-current Associates companies Braskem Holanda 1,520 - 10,954 - 1,120 - 11,153 - Braskem Holanda Inc - - 6,523 37,283 1 - 2,143 43,928 Braskem America 7 - 4 - 7 - 26 457 Braskem Argentina 182 - 2 - 206 - 3 - Fim Júpiter and Netuno 2,174 - - - 1,220 - - - Braskem Green 14 - 2 - 14 - 163 - Other (i) 244 - 79 - 21 - 78 - Jointly-controlled investment, Associates companies and related companies Novonor and subsidiaries and associates (ii) - - - - - - 28 - Petrobras and subsidiaries (iii) 138 22 1,689 - 223 23 214 - Other (iv) 27 33 28 - 22 34 30 - Total 4,306 55 19,281 37,283 2,834 57 13,838 44,385Six months ended September 30, 2026 Six months ended September 30, 2025Sales of products Purchases of raw materials, finished goods services and utilitiesGeneral and administrative expensesFinancial Income (expenses) Other operating income (expenses), netSales of products Purchases of raw materials, finished goods services and utilitiesGeneral and administrative expensesFinancial Income (expenses) Other operating income (expenses), netAssociates companies Braskem Holanda 2,933 (7,531) - 197 6 3,683 (12,176) - 1,299 (1,649) Braskem Holanda Inc - - - 18 - - - - 3,982 - Braskem America 28 (29) - 21 3 37 (22) - 41 (12) Braskem Argentina 326 - - (7) - 219 - - (30) (76) Fim Júpiter and Netuno - - - 125 - - - - 178 - Braskem Green 303 (782) - - 6 136 (1,487) - - 107 Other (i) 980 (970) - (10) 8 198 (470) - (1) (236) Jointly-controlled investment, Associates companies and related companies Novonor and subsidiaries and associates (ii) - (4) - - - 4 (46) - - (5) Petrobras and subsidiaries (iii) 284 (9,910) - (9) 26 92 (13,187) - (32) (11) Other (iv) 392 (188) (35) (3) - 376 (497) (52) 10 - Total 5,246 (19,414) (35) 332 49 4,745 (27,885) (52) 5,447 (1,882) (i) Braskem Chile, Braskem Idesa, Braskem Europa, Wise, Voqen, Braskem Green and Oxygea. (ii) The disclosures relate to transactions that occurred up to the date on which Novonor ceased to exercise control over Braskem, as disclosed in Note 1. (iii) Commitment agreement for the expansion of the commercial credit limit, as disclosed in note 1. (iv) Borealis, RPR, Santa Amélia, Santo Abelardo, Santo Artur, São Guilherme, São Galdino, São Januário, Jacobina, Vexty and Bioglycols. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 18 (c) New and/or renewed agreements with related companies In the period ended September 30, 2026, the main contract entered into with a related party was the following: In March 2026, the Company entered into an agreement with Petrocoque S.A. for the acquisition of steam for the Braskem PE8 plant, located in Cubatão, São Paulo. The total estimated value of the agreement is R$226.(d) Compensation of key management personnel Consolidated Sep/26 Sep/25 Statement of profit or loss transactions Remuneration Wages and recurring benefits 38 57 Short-term variable compensation 28 20 Long term incentive plan 20 1 Total 86 789 Taxes recoverable Consolidated Parent company Sep/26 Dec/25 Sep/26 Dec/25 Parent Company and subsidiaries in Brazil Value-added tax on sales and services (ICMS) - 864 702 857 701 ICMS - credits from PP&E - 224 295 211 278 ICMS Supervening Events 221 238 221 238 PIS and COFINS - 3,401 3,712 3,301 3,651 PIS and COFINS - credits from PP&E - 162 212 159 206 Other - 71 40 68 40Foreign subsidiaries Value-added tax ("VAT") 810 1,053 Other 231 13 Total 5,984 6,265 4,817 5,115 Current assets 3,183 2,703 2,478 1,819 Non-current assets 2,801 3,562 2,339 3,296 Total 5,984 6,265 4,817 5,115Braskem S.A.Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated19 10 Investments (a) Financial information on investments Net profit (loss) for the period Equity Sep/26 Sep/25 Sep/26 Dez/25Direct subsidiaries BM Insurance 2 (1) (2) (3) Braskem Argentina 44 (13) 40 (7) Braskem Chile 9 6 66 67 Braskem Holanda 1,036 2,784 20,679 22,176 Braskem México 16 (4) 375 384 Oxygea (4) (25) 76 79 Voqen 32 16 84 52 Wise (2) (1) 145 148 Indirect subsidiaries - - - - Braskem Europa 57 (525) 4,512 4,737 Braskem America 2 (555) 4,052 4,292 Braskem America Finance (13) (14) (302) (307) Braskem Holanda Finance (19) 4 39 62 Braskem Holanda Green 154 64 2,297 1,978 Braskem Holanda Inc (3) (23) 363 388 Braskem Green 11 67 1,435 1,432 Braskem Idesa (1,463) (1,119) (4,631) (3,553) Braskem Idesa Serviços (8) - 6 14 Braskem México Sofom 44 45 967 980 Braskem Siam - - 69 64 BTS 0 1,151 986 3,978 3,546 ER Plastics (i) - (8) - - Terminal Química 76 (100) 938 885Jointly-controlled investments RPR (ii) (152) (112) 50 (217) Bioglycols 0 (26) - 80 80 Associates Borealis 0 76 66 266 191 Plaind 0 57 50 860 802(i) In June 2025, Braskem Netherlands divested its entire stake in the entity B&TC and its wholly owned subsidiary, ER Plastics. (ii) In March 2026, the Company made a capital increase to RPR in the amount of R$150. The Company's equity interest remained unchanged, as equivalent contributions were made by the other shareholders.Braskem S.A.Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated20(b) Changes in investments and provision for losses in subsidiaries: Parent company Subsidiaries Domestic associates and jointly controlled investments Total Investiments Balance at December 31, 2025 22,132 438 22,570 Results from equity-accounted investees 1,178 (89) 1,089 Equity valuation adjustments 218 - 218 Currency translation adjustments (1,323) - (1,323) Capital increase (i) 1,285 150 1,435 Dividends (ii) (2,769) (8) (2,777) Other - - Balance at September 30, 2026 20,721 491 21,212Balance at December 31, 2024 28,742 422 29,164 Results from equity-accounted investees 2,937 28 2,965 Equity valuation adjustments 850 (1) 849 Currency translation adjustments 24 24 Gain in investments (4,058) (4,058) Disposal for resources received from capital reserve of subsidiary (441) (441) Dividends (12) (21) (33) Balance at September 30, 2025 28,018 452 28,470Provision for loss in subsidiaries Balance at December 31, 2025 (10) - (10) Provision for losses 2 - 2 Capital increase 7 - 7 Currency translation adjustments (1) - (1) Balance at September 30, 2026 (2) (2)Balance at December 31, 2024 - - - Provision for losses 25 - 25 Currency translation adjustments 1 - 1 Balance at September 30, 2025 26 26Results from equity-accounted investees Parent company Sep/26 Sep/25 Results from equity-accounted investees 1,089 2,965 Equity method of unsecured liabilities in subsidiaries 2 (25) Total 1,091 2,940(i) Capital increase in the jointly controlled subsidiary RPR. (ii) Dividends proposed by the subsidiary Braskem Netherlands.Braskem S.A.Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated21(c) Impact on the consolidation of Braskem Idesa The Company presents the financial information of the subsidiary Braskem Idesa, which has non-controlling interest with material effects on the Company’s consolidated quarterly information: Braskem Idesa Consolidated (i) Statements of financial position Sep/26 Dec/25 Statements of financial position Current assets 3,831 3,140 Non-current assets 18,091 18,720 Total assets 21,922 21,860Current liabilities 17,897 15,152 Non-current liabilities 7,070 9,519 Total liabilities 24,967 24,671 Shareholders' equity (3,045) (2,811) Total liabilities and shareholders' equity 21,922 21,860Sep/26 Sep/25 Statement of profit or loss Net revenue 2,899 3,053 Loss for the period (660) (1,204)Statement of cash flows Net cash used in operating activities (597) (174) Net cash used in investing activities (161) (890) Net cash generated (used) in financing activities 1,895 (263) Exchange variation on cash and cash equivalents 1 (51) Increase (decrease) in cash and cash equivalents 1,138 (1,378)(i) Braskem Idesa with its subsidiaries Braskem Idesa Serviços and Terminal Química. Excludes the effects of consolidation at Braskem S.A.Substantially all of Braskem Idesa’s consolidated assets serve as collateral for the benefit of the bondholders, as disclosed in Note 1 in connection with the Chapter 11 proceeding.Braskem S.A.Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated2211 Property, plant and equipmentConsolidatedLands Buildings and improvementsMachinery, equipment and facilitiesProjects and stoppage in progress (i) Others TotalNet book value 631 - 5,362 - 26,297 - 7,286 - 841 - 40,417 Cost 631 - 9,410 - 67,287 - 7,286 - 2,800 - 87,414 Accumulated depreciation - - (4,048) - (40,990) - - - (1,959) - (46,997) Balance as of December 31, 2024 631 - 5,362 - 26,297 - 7,286 - 841 - 40,417 Acquisitions - - 2 - 199 - 2,406 - 2 - 2,609 Foreign currency translation adjustment (24) - (181) - (1,118) - (397) - (34) - (1,754) Transfers by concluded projects 11 - 31 - 1,769 - (2,092) - 281 - - Disposals and asset provisions - - (6) - (397) - (98) - (14) - (515) Write-off due to the disposal of subsidiaries - - (24) - (49) - - - - - (73) Depreciation - - (158) - (2,481) - - - (184) - (2,823) Net book value 618 - 5,026 - 24,220 - 7,105 - 892 - 37,861 Cost 618 - 9,130 - 66,492 - 7,105 - 2,909 - 86,254 Accumulated depreciation - - (4,104) - (42,272) - - - (2,017) - (48,393) Balance as of September 30, 2025 618 - 5,026 - 24,220 - 7,105 - 892 - 37,861 - - - - - - - - - - - Net book value 621 - 5,534 - 24,987 - 5,491 - 946 - 37,579 Cost 621 - 9,861 - 68,369 - 5,491 - 3,047 - 87,389 Accumulated depreciation - - (4,327) - (43,382) - - - (2,101) - (49,810) Balance as of December 31, 2025 621 - 5,534 - 24,987 - 5,491 - 946 - 37,579 Acquisitions - - - - 248 - 1,696 - 3 - 1,947 Foreign currency translation adjustment (15) - (181) - (625) - (98) - (17) - (936) Transfers by concluded projects 36 - 40 - 1,648 - (1,790) - 66 - - Disposals and asset provisions - - - - (14) - (17) - - - (31) Depreciation - - (167) - (2,527) - - - (183) - (2,877) Net book value 642 - 5,226 - 23,717 - 5,282 - 815 - 35,682 Cost 642 - 9,631 - 68,886 - 5,282 - 3,071 - 87,512 Accumulated depreciation - - (4,405) - (45,169) - - - (2,256) - (51,830) Balance as of September 30, 2026 642 - 5,226 - 23,717 - 5,282 - 815 - 35,682 Parent companyLands Buildings and improvementsMachinery, equipment and facilitiesProjects and Stoppage in Progress Others TotalNet book value 344 - 652 - 10,721 - 3,627 - 538 - 15,882 Cost 344 - 2,115 - 39,601 - 3,627 - 1,999 - 47,686 Accumulated depreciation - - (1,463) - (28,880) - - - (1,461) - (31,804) Balance as of December 31, 2024 344 - 652 - 10,721 - 3,627 - 538 - 15,882 Acquisitions - - - - 141 - 1,479 - 1 - 1,621 Transfers by concluded projects 11 - 21 - 1,598 - (1,850) - 220 - - Disposals and asset provisions - - (6) - (391) - (71) - (2) - (470) Depreciation - - (34) - (1,548) - - - (135) - (1,717) Net book value 355 - 633 - 10,521 - 3,185 - 622 - 15,316 Cost 355 - 2,130 - 40,591 - 3,185 - 2,201 - 48,462 Accumulated depreciation - - (1,497) - (30,070) - - - (1,579) - (33,146) Balance as of September 30, 2025 355 - 633 - 10,521 - 3,185 - 622 - 15,316 - - - - - - - - - - - Net book value 355 - 622 - 10,363 - 3,587 - 656 - 15,583 Cost 355 - 2,131 - 40,672 - 3,587 - 2,291 - 49,036 Accumulated depreciation - - (1,509) - (30,309) - - - (1,635) - (33,453) Balance as of December 31, 2025 355 - 622 - 10,363 - 3,587 - 656 - 15,583 Acquisitions - - - - 142 - 1,533 - 1 - 1,676 Transfers by concluded projects 36 - 31 - 1,527 - (1,639) - 45 - - Disposals and asset provisions - - - - (14) - (14) - - - (28) Depreciation - - (42) - (1,529) - - - (133) - (1,704) Net book value 391 - 611 - 10,489 - 3,467 - 569 - 15,527 Cost 391 - 2,162 - 42,085 - 3,467 - 2,323 - 50,428 Accumulated depreciation - - (1,551) - (31,596) - - - (1,754) - (34,901) Balance as of September 30, 2026 391 - 611 - 10,489 - 3,467 - 569 - 15,527Braskem S.A.Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated23Capitalized charges in the nine-month period ended September 30, 2026 were R$159 in the Consolidated and R$129 in the Parent Company (September 30, 2025: R$97 in Consolidated and R$92 in the Parent Company). As of September 30, 2026, the acquisitions of property, plant and equipment on instalment payments totaled R$411 in the Consolidated and R$356 in the Parent Company (September 30, 2025: R$186 in the Consolidated and R$156 in the Parent Company). Based on Management's analysis, no indications were identified that the recoverable amount is lower than the carrying amount of its assets as of September 30, 2026.12 Intangible assetsParent company ConsolidatedTotalGoodwillBrands and PatentsSoftware licensesCustomers and Suppliers AgreementsTotalNet book value 2,567 2,182 416 660 129 3,387 Cost 3,785 2,182 697 1,709 448 5,036 Accumulated amortization (1,218) - (281) (1,049) (319) (1,649) Balance as of December 31, 2024 2,567 2,182 416 660 129 3,387 Acquisitions 64 - - 70 - 70 Foreign currency translation adjustment - (6) (9) (10) (1) (26) Write-off due to the disposal of subsidiaries (35) (71) (3) - (109) Other write-offs (192) (192) - - - (192) Amortization (65) - (10) (72) (13) (95) Net book value 2,374 1,949 326 645 115 3,035 Cost 3,657 1,949 609 1,740 447 4,745 Accumulated amortization (1,283) - (283) (1,095) (332) (1,710) Balance as of September 30, 2025 2,374 1,949 326 645 115 3,035Net book value 2,368 1,942 331 680 110 3,063 Cost 3,676 1,942 625 1,834 447 4,848 Accumulated amortization (1,308) - (294) (1,154) (337) (1,785) Balance as of December 31, 2025 2,368 1,942 331 680 110 3,063 Acquisitions 18 - - 18 - 18 Foreign currency translation adjustment - (11) (17) - (28) Amortization (64) - (8) (69) (22) (99) Net book value 2,322 1,942 312 612 88 2,954 Cost 3,694 1,942 610 1,817 447 4,816 Accumulated amortization (1,372) - (298) (1,205) (359) (1,862) Balance as of September 30, 2026 2,322 1,942 312 612 88 2,954Braskem S.A.Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated2413 Leases (a) Right-of-use assets Parent Consolidated company Computer Machinery and Building and equipment Total Rail cars equipments Vessels constructions Vehicles and goods Total Balance as of December 31, 2025 1,618 716 1,066 1,447 482 138 35 3,884 Additions 77 37 67 775 76 5 - 960 Depreciation (316) (127) (153) (221) (74) (34) (5) (614) Write-off (17) (6) - (69) (17) - - (92) Remeasurement (i) (33) 19 (7) (17) (25) - - (30) Foreign currency translation adjustment - (40) (4) (75) (17) - - (136) Right-of-use in construction - - (36) 98 - - - 62 Balance as of September 30, 2026 1,329 599 933 1,938 425 109 30 4,034Balance as of December 31, 2024 1,977 864 1,262 809 602 140 42 3,719 Additions 41 2 6 942 3 26 - 979 Depreciation (378) (141) (187) (193) (78) (51) (5) (655) Write-off (38) (5) (22) (4) (6) (16) - (53) Remeasurement (i) - - (1) - - - - (1) Foreign currency translation adjustment - (90) (3) (112) (48) - - (253) Balance as of September 30, 2025 1,602 630 1,055 1,442 473 99 37 3,736 (i) Remeasurement of balances due to changes in contract payment flows.(b) Lease liability Consolidated Parent company Sep/26 Sep/25 Sep/26 Sep/25Balance at the beginning of the period 4,151 4,306 1,878 2,414New contracts (i) 960 979 78 41 Write-off (69) (56) (20) (48) Remeasurement (ii) (30) (1) (33) Interests and monetary and exchange variations, net 107 (18) 81 (54) Currency translation adjustments (52) (288) - Payments (702) (677) (336) (386) Interest paid (221) (219) (106) (122) Balance at the end of the period (iii) 4,144 4,026 1,542 1,845Current liability 809 876 380 484 Non-current liability 3,335 3,150 1,162 1,361 Total 4,144 4,026 1,542 1,845(i) It refers primarily to the additions of the new vessels, Beautiful Future, Blooming Future, and Blissful Future, which entered into service in May, June and August 2026, respectively. (ii) Remeasurement of balances due to changes in contract payment flows. (iii) On September 30, 2026 the lease liability from Braskem Idesa is equal to R$76 (September 30, 2025: R$239).The net effect of the additions, write-offs and remeasurements that did not impact cash during the period ended September 30, 2026 was R$751 in the Consolidated (R$848 as of September 30, 2025) and R$13 in the Parent Company (R$14 as of September 30, 2025). Braskem S.A.Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated25(c) Uninitiated lease agreements The Company has committed to one lease agreement not yet effective as of September 30, 2026. The present value of the commitment corresponds to R$248, related to the construction of vessel to transport raw materials and finished products, which are expected to be delivered in the first quarter of 2027.The cash flows related to the uninitiated agreement are shown below:Consolidated Discounted Not discounted Sep/26 Sep/262027 14 15 2028 32 36 2029 29 34 2030 26 33 2031+ 147 267 Total 248 38514 Trade payablesConsolidated Parent company Note Sep/26 Dec/25 Sep/26 Dec/25 Domestic market Third parties 1,480 1,668 1,510 1,564 Third parties (forfait) - 3 - 3 Total Third parties 1,480 1,671 1,510 1,567 - - - - Related parties 1,674 104 1,731 344 Related parties (forfait) (i) - - - - Total Related parties 8 1,674 104 1,731 344 - - - - Foreign market Third parties (i) 6,969 11,423 151 131 Related parties 8 - - 10,953 11,160 10,123 13,198 14,345 13,202 Current liabilities 10,101 13,177 14,323 13,181 Non-current liabilities (ii) 22 21 22 21 Total 10,123 13,198 14,345 13,202(i) Includes R$3.7 billion (2025: R$7.8 billion) in raw material purchases due in up to 360 days for which the Company provides letters of credit issued by financial institutions with the suppliers as beneficiaries. During the period, the Company renegotiated the payment term for R$3,058 in repayment obligations related to letters of credit with financial institutions, which were issued to secure certain trade obligations with suppliers. Following this renegotiation, the repayment obligations became due after the original trade obligations, without changing their other commercial characteristics. As a result of changes in the nature of these liabilities and in the counterparties thereto, which became financial institutions, the renegotiated balance was reclassified from Trade Payables to Borrowings. Braskem S.A.Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated26In the statement of cash flows, the extinguishment of the trade liability was presented as payment to suppliers financed by the financial institutions issuing the letters of credit, resulting in the simultaneous recognition of a cash outflow from operating activities and a cash inflow from financing activities, in the same amount. The repayment obligations associated with these transactions are included within the scope of the request for injunctive relief, as disclosed in Note 1. (ii) In the statement of financial position, the balance of non-current liabilities is presented under Other liabilities.15 Borrowings and debentures (a) BorrowingsAnnual stated interest rate (%) Original contractual maturities Consolidated Sep/26 Dec/25Foreign currency Bonds Note 15 (c) 37,352 39,036 Loans indexed to SOFR (i) 2.42 oct/2026 to feb/2031 11,046 8,986 Transactions costs (319) (396)48,079 47,626Local currency Debentures Note 15 (d) 3,250 3,123 Loans indexed to IPCA 6.04 oct/2026 to jan/2031 223 243 Loans indexed to CDI 1.47 oct/2026 to may/2027 866 843 Other 6.50 may/2026 - 2 Transactions costs (13) (16)4,326 4,195Foreign currency and local currency Current liabilities 52,400 8,268 Non-current liabilities 5 43,553 Total 52,405 51,821(i) Debts indexed to the Security Overnight Financing Rate ("SOFR") include: (a) R$1,269 from credit facility contracted by the subsidiaries Braskem Netherlands Finance and Braskem Netherlands, with insurances from SACE and NEXI, Italian and Japanese export credit agencies, respectively, and with a guarantee from Braskem; and (b) R$316 from credit facility contracted by Braskem America, with an insurance from Euler Hermes, German export credit agency, without guarantee from Braskem. In June 2026, the Company settled certain financial obligations in the amount of US$66 (R$338). The Company maintains export prepayment operations classified as 'Sustainability Linked Loans (SLL)' totaling R$529 (US$ 100), with the principal indexed to the SOFR rate plus a contractual spread of approximately 1.8%. The contractual spread is subject to an adjustment of 0.05 p.p., which may be increased if the Company fails to meet the annual targets related to the volume of green polyethylene (“Green PE”) sold, or decreased by the same amount if such targets are achieved. The agreements are due in June 2027. The balances reflect reclassifications arising from the enforcement of the guarantees under the letters of credit in the amount of R$3,058 (US$590), as detailed in Note 14. Except for certain reserve accounts as disclosed in Note 5 (ii), Braskem's borrowings and debentures above consist of unsecured obligations. As disclosed in Note 1, the Company reclassified the balances of borrowings and debentures to current liabilities, due to the nonpayment of contractual obligations and the effects arising from cross-default clauses. Braskem S.A.Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated27(b) Payment schedule The following payment schedule presents the maturities, considering the reclassification in accordance with Note 1 and the original contractual terms: Consolidated Reclassification (Note 1) Original contractual maturities Sep/26 Dec/25 Sep/26 Dec/25 - - 2027 39,876 1,617 173 1,617 2028 5 7,581 7,208 7,581 2029 - 2,184 2,173 2,184 2030 - 8,524 8,040 8,524 2031 - 4,897 4,623 4,897 2032 - 99 100 99 2033 - 5,493 5,172 5,493 2034 - 4,668 4,396 4,668 2037 and thereafter - 8,490 7,996 8,490 Total 39,881 43,553 39,881 43,553(c) BondsOriginal contractual maturities Interest (% per year) Consolidated Issuance date Sep/26 Dec/25 Jul-2011 and jul-2012 Jul-2041 7.125 3,076 3,211 Oct-2017 Jan-2028 4.500 6,274 6,590 Nov-2019 Jan-2030 4.500 7,967 8,369 Nov-2019 Jan-2050 5.875 4,038 4,228 Jul-2020 (i) Jan-2081 12.004 1,340 1,364 Feb-2023 Feb-2033 7.250 5,419 5,655 Sep-2023 Jan-2031 8.500 4,672 4,863 Oct-2024 Oct-2034 8.000 4,566 4,756 Total 37,352 39,036 (i) The bond can be repaid by the Company at par value, for 90-day periods prior to any redefinition of interest rates. The first redefinition occurred on January 23, 2026, date from which the contractual interest rate became 12.004% per year. The remaining interest rate adjustments will take place every 5 years thereafter. Braskem has fully, unconditionally and irrevocably guaranteed the bonds. Except for the bond issued in 2020, the guarantees are senior unsecured obligations, ranking equal in right of payment with all of its other existing and future senior unsecured debt. As for the issuance carried out in 2020, in case of default, the guarantee comprises obligation subordinated to all Braskem’s current or future senior debts.Braskem S.A.Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated28(d) DebenturesOriginal contractual maturities Annual Consolidated Issuance date Issuer Series financial charges (%) Sep/26 Dec/25 jan-2022 (i) Braskem 1ª dec-2028 IPCA + 5.54 738 706 jan-2022 (i) Braskem 2ª dec-2031 IPCA + 5.57 177 169 may-2022 (ii) Braskem 1ª may-2029 CDI + 1.75 802 772 may-2022 (ii) Braskem 2ª may-2032 CDI + 2.00 259 249 nov-2022 (ii) Braskem 1ª nov-2029 CDI + 1.70 1,172 1,129 nov-2022 (ii) Braskem 2ª nov-2032 CDI + 1.95 102 98 Total 3,250 3,123 (i) Unsecured debentures issued by Braskem, used as guarantee for the issue of Agribusiness Receivables Certificate ("CRA") by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A.(ii) Unsecured debentures.16 Braskem Idesa borrowingsConsolidated Identification Original contractual maturities Currency and annual stated interest rate (%) Sep/26 Dec/25 Bonds Bond I (i) nov-2029 Us dollar exchange variation + 7.45 5,150 5,185 Bond II (ii) feb-2032 Us dollar exchange variation + 6.99 6,716 6,773 11,866 11,958 Others (iii) Apr-2029 Us dollar exchange variation + quarterly Term SOFR + 8.25 548 534 (iv) dec-2026 Us dollar exchange variation + quarterly Term SOFR + 4.50 187 1,959 (v) Oct-2028 Us dollar exchange variation + quarterly Term SOFR + 3.75 1,763 188 2,498 2,681 Transactions costs (257) (332) Total 14,107 14,307 Current liabilities 14,107 12,504 Non-current liabilities - 1,803 Total 14,107 14,307(i) Braskem Idesa pledged as collateral property, plant and equipment in the same amount as the bond. In November 2025, Braskem Idesa did not fulfill the interest payment due for the month, as reported in Note 1. (ii) Sustainability-linked bonds. The bonds due in 10 years have an interest rate of 6.99% p.a., which may be increased by up to 0.37% p.a. if certain conditions are not met, which include the reduction of greenhouse gas (GHG) emissions by 15% in absolute terms by 2028, considering a baseline of 2017. Braskem Idesa pledged as collateral property, plant and equipment in the same amount as the bond. (iii) In April 2025, Braskem Idesa entered into a new agreement in the amount of R$492 (US$95), maturing in April 2029, with quarterly interest payments. The proceeds from this new financing were used for the early settlement of financing, which would originally mature in October 2026. As a result of the events disclosed in Note 1, the balances related to the operations above were reclassified as short-term. Braskem S.A.Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated29(iv) As detailed in Note 1, in October 2025, Braskem Idesa made withdrawals totaling R$175 (US$34) from a credit facility contracted with Banco Inbursa, which has a total available limit of R$440 (US$85). This credit facility matures in December 2026. (v) Project finance obtained by Terminal Química for the construction of the ethane import terminal in Mexico, secured by standard guarantees for transactions of this nature, as well as by an Equity Support Agreement provided by Braskem. As of the end of September 2026, this agreement covers 50% of Terminal Química's outstanding financing balance, while the remaining 50% is guaranteed by the other shareholder of Terminal Química until the project's collateral perfection date. This date includes the requirement for authorization from the local energy regulatory agency (CRE/CNE) to pledge certain Terminal Química assets to the creditors' syndicate. After this milestone is reached, Braskem commits to providing support that will cover 100% of the monthly payments under the agreement entered into between Braskem Idesa and Terminal Química, up to the amount of the outstanding balance of Terminal Química's financing. As of September 30, 2026, certain events of default relating to TQPM’s financing arrangements had occurred and remained uncured, and the creditors had not granted waivers with respect thereto. Although the creditors agreed, through forbearance agreements, to temporarily suspend the exercise of certain rights arising from these events, such agreements did not eliminate the defaults or ensure that TQPM had the right to defer settlement of the obligations for at least 12 months after the reporting date. Consequently, as of September 30, 2026, the Company reclassified the amount of R$1,667 related to these financing arrangements to current liabilities. The reclassification does not alter the contractually established original maturities or represent an effective acceleration of the debt. The following amortization schedule presents the maturities considering the reclassification as per Note 1 and the original contractual terms: Consolidated Reclassification (Note 1) Original contractual maturities Sep/26 Dec/25 Sep/26 Dec/25 2026 12,856 11,865 - - 2027 - 72 2 10 2028 - 1,731 1,571 1,670 2029 - - 5,101 5,420 2032 - - 6,182 6,568 Total 12,856 13,668 12,856 13,668Braskem S.A.Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated3017 Reconciliation of financial activities in the statement of cash flow Consolidated Loan from non-controlling Borrowings Braskem Idesa shareholders and debentures financing of Braskem Idesa LeaseBalances at December 31, 2025 51,821 14,307 1,037 4,151Issued 3,077 - - - Payments (709) (114) - (702) Cash used in financing activities 2,368 (114) - (702)Other changes Interest paid (1,629) (69) - (221) Interest and monetary and exchange variations, net 2,378 488 14 107 New contracts 960 Remensuration - - - (30) Disposal - - - (69) Currency translation adjustments (2,533) (505) (2) (52) (1,784) (86) 12 695Balances at September 30, 2026 52,405 14,107 1,049 4,144Current 52,400 14,107 - 809 Non-current 5 - 1,049 3,335 Total 52,405 14,107 1,049 4,144Parent companyBorrowings Related and debentures parties LeaseBalances at December 31, 2025 7,755 46,551 1,878Issued - 25 - Payments (106) (2,741) (336) Cash used in financing activities (106) (2,716) (336)Other changes Interest paid (326) - (106) Interest and monetary and exchange variations, net 425 (22) 81 New contracts 78 Remensuration - - (33) Disposal - - (20) 99 (22) -Balances at September 30, 2026 7,748 43,813 1,542Current 6,971 6,530 380 Non-current 777 37,283 1,162 Total 7,748 43,813 1,542Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 18 Financial instruments and risk management 18.1 Financial risk management Overview The Company approved, together with its Board of Directors, the financial policy that establishes concepts, criteria and power limits for decisions involving: • Cash flow and liquidity risk management; • Counterparty risk management; and • Foreign exchange, index and interest rate, and commodity risk management. The main objectives of the Company's financial policy are to ensure: - Proactive and continuous risk management through anticipation and, when necessary, protection against unfavorable scenarios, in order to protect the Company's results and assets; - The continuous alignment of the objectives of the teams involved in risk management with the Company's overall objectives; - The continuous preservation of the Company's financial health; - The protection of the Company's results and assets against the non-performance of financial obligations assumed by counterparties; - The efficiency and effectiveness in safeguarding against market risk exposures, currency exposures, and commodity exposures, through the use of financial instruments or by recognizing the presence of natural hedges and the correlations between the prices of different assets and markets, as well as in maintaining the balance between active and passive exposures; In order to comply with the objectives of the financial policy, management conducts risk management as a continuous process, considering the exposed areas of the business, involving the identification, measurement, follow-up, monitoring, and, if necessary, the definition of limits and appropriate mitigation instruments under the circumstances. In line with risk management policies, every derivative operation must be linked to an effective exposure, without a speculative character. 31 Braskem S.A.Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated3218.2 Classification of financial instruments Transactions in financial instruments are recognized on the date the Company becomes a party to the contractual provisions of the instrument and end when they expire, are settled, received, or their risks and benefits are substantially transferred. Financial assets are initially recognized at fair value, which corresponds to the transaction price, and are subsequently measured based on the management model of these assets by the management. Consolidated Note Sep/26 Dec/25Assets Amortized cost Cash and cash equivalents 4 3,775 7,115 Trade accounts receivable 6 4,607 3,383 Other assets 1,237 630 Subtotal 9,619 11,128Fair value through profit or loss Derivatives 18.4 13 10 Cash and cash equivalents 4 2,235 3,386 Financial investments 5 1,875 1,365 Energy future agreements 18.4 561 781 Subtotal 4,684 5,542Fair value through other comprehensive income Trade accounts receivable 6 65 72Fair value of hedge accounting instruments Derivatives 18.4 - 75 Total assets 14,368 16,817Liabilities Amortized cost Trade payables 14 10,123 13,198 Borrowings and debentures 15 52,737 52,233 Braskem Idesa borrowings 16 14,364 14,639 Loan from non-controlling shareholders of Braskem Idesa 8 (a) 1,049 1,037 Leniency agreement 21 (a) 685 673 Other liabilities 2,225 2,698 Subtotal 81,183 84,478Fair value through profit or loss Derivatives 18.4 1 21 Energy future agreements 18.4 528 764 Subtotal 529 785Fair value of hedge accounting instruments Derivatives 18.4 - 44 Total liabilities 81,712 85,307 Braskem S.A.Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated33Except for financing and debentures whose fair values are disclosed in the note below, the carrying amount of the other financial instruments represents a reasonable approximation of their fair value. 18.3 Fair value hierarchy The Company classifies part of its financial instruments as carried at fair value and, depending on the inputs used in their measurement, such instruments can be classified into 3 levels of hierarchy. Level 1 indicates a value based on quoted prices for identical assets and liabilities, without any adjustments. Level 2 involves inputs from pricing models or the use of available prices for similar assets and liabilities. Level 3 involves pricing through a model based on data not available in the market. The fair value of the financial instruments measured at the end of the period is shown below: Consolidated Level 1 Level 2 Fair value total Carrying amount Assets Cash equivalents - 2,235 2,235 2,235 Financial investments - 1,875 1,875 1,875 Trade accounts receivable - 65 65 65 Derivatives - 13 13 13 Energy future agreements 561 561 561Total assets 4,749 4,749 4,749 Liabilities Derivatives - 1 1 1 Energy future agreements - 528 528 528 Financing Foreign currency - Bonds 17,834 - 17,834 37,352 Foreign currency - Others - 9,415 9,415 11,046 Local currency - 726 726 1,089 Debentures - 1,022 1,022 3,250 Braskem Idesa financing Bond 7,226 - 7,226 11,866 Others - 1,514 1,514 2,498 Total liabilities 25,060 13,206 38,266 67,630Counterparty risk - Financial institutions In defining counterparties for financial operations, including derivatives, the criteria for classifying the counterparty's credit risk by a specialized agency should be observed. This involves using the local long-term rating for Brazilian institutions and the global rating for international institutions, as well as considering the concentration of exposure to the counterparty. The Company accepts as counterparties financial institutions and issuers of securities that meet the minimum rating below: Rating agency Local minimum rating Global minimum rating Fitch Ratings A+ BBB- Standard & Poor's A+ BBB- Braskem S.A.Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated34Other agencies that have an equivalent reputation may be considered in the risk management process. In addition to the minimum rating, the Company also considers, as main criteria, the exposure by institution concentration, exposure relative to the counterparty's equity, and exposure by category of rating and Credit Default Swap ("CDS") of counterparties. The exposure classified by credit risk rating of the cash and cash equivalents and financial investments is presented below: Sep/26 Dec/25Domestic market Foreign market Total Domestic market Foreign market Total Financial assets with risk classification AAA 2,732 602 3,334 1,810 4,111 5,921 AA+ 38 - 38 632 - 632 AA - 39 39 65 32 97 AA- 454 1,465 1,918 27 - 27 A+ 34 303 336 6 3,604 3,610 A 146 128 274 385 147 532 A- - 1,848 1,848 - 891 891 3,404 4,384 7,789 2,925 8,785 11,710 Financial assets without risk classification Other financial assets with no risk (i) 57479156-156 assessment5 79 156 156Total 3,409 4,384 7,868 3,081 8,785 11,866(i) Investments approved by the Management, in accordance with the Financial Policy.Counterparty risk - Trade accounts receivable As part of its financial risk management, the Company has a specific policy for managing the credit risk of clients, which sets operational parameters and responsibilities for the management of receivables and is enforced by a specialized credit and collection team, which is in charge of the main activities of credit risk management. The Company also has a credit committee responsible for monitoring and supporting the management in the application of internal policies. Considering the expected credit losses, the percentage of trade accounts receivable by risk ratings, representing the Company’s total exposure, was as follows: (%) Sep/26 Dec/25 Minimal risk 66.04 71.00 Low risk 23.17 21.60 Medium risk 8.66 6.40 High risk 1.95 0.80 Very high risk (i) 0.17 0.20(i) Clients in this group that are still actively purchasing from the Company and paying in advance. Braskem S.A.Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated35For the export market, approximately 84% of the portfolio has guarantees, whereas in the domestic market this percentage is approximately 25%; in both cases, the guarantees consist predominantly of credit insurance.18.4 Market risk The Company, in the normal course of its operations, is exposed to a variety of market risks, mainly related to fluctuations in exchange rates, interest rates and commodity prices, which may affect its current and future cash flows. To mitigate these risks, the Company follows procedures set forth in its financial risk management policy, which aims to identify and monitor exposures, implement actions to protect the organization's results against market volatility, and conduct an organized risk management process. As of September 30, the Company has contracted the following derivative financial instruments, which are used in managing market risk protection: Instrument Market risk Exposure Protection Notional Dec/2025 Discontinuation of hedge accounting Change in fair value Financial settlement Sep/2026Non-hedge accounting transactionsFuture contract Commodities price Gasoline Naphtha - 1 - (3) 2 - Swap - Terminal Química Interest rate SOFR variable SOFR fixed 9 9 - (9) - - Energy future agreements Energy price Energy (50) (17) - (16) - (33) Put and call options Foreign exchange R$ US$ - - (19) (42) 60 (1) Swap CRA US$ and fixed rate R$ US$ and fixed rate - - (56) 34 12 (10) (7) (75) (36) 74 (44)Hedge accounting transactionsSwap - Terminal Química Interest rate SOFR variable SOFR fixed (4) 44 - (44) - - Put and call options Foreign exchange R$ US$ - (19) 19 - - - Swap CRA US$ and fixed rate R$ US$ and fixed rate 70 (56) 56 - - - (31) 75 (44)Asset Current asset 365 196 Non-current asset 501 378 Total 866 574Liabilities Current liabilities 331 188 Non-current liabilities 497 341 Total 828 529 Balance - liabilities - assets (38) (45)Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated As disclosed in the most recent annual financial statements, the Company has discontinued its hedging programs, due to events associated with the Company’s ability to continue as a going concern, as described in Note 1. Currently, the only active program refers to the cash flow hedge of TQPM's debt. The details of the outstanding derivatives are provided below: SOFR Swaps - TQPM To mitigate the risk associated with the terminal project, TQPM entered into an interest rate swap to reduce the volatility of highly probable future cash flows indexed to SOFR, related to financial liabilities. The notional amount of the hedge corresponds to 75% of the expected principal of the debt on each interest payment date, under a cash flow hedge structure that covers only the interest payments linked to the variable SOFR component. The economic relationship between the hedging instrument and the hedged item is established based on reference rates, durations, reset dates, maturities, and notional or principal amounts. The main sources of ineffectiveness in these hedge relationships are: • the impact of the counterparty’s and the Company’s own credit risk on the fair value of the swaps, which is not reflected in the changes in the fair value of the hedged cash flows; and • mismatches in repricing dates between the swaps and the underlying borrowings. The receiving leg of the swap is tied to the 3-month SOFR rate, while the paying leg is fixed at 4.308% per annum. Braskem S.A.'s Derivatives The Company uses derivative financial instruments to hedge against its exposure to fluctuations in the R$/US$ exchange rate. The adopted strategies include transactions involving US dollar call and put options, intended to hedge future sales in Brazilian real that are exposed to the US dollar, as well as entering into swaps. These instruments were designated for hedge accounting of cash flows through December 2025, with the underlying hedge items being future revenues subject to foreign exchange volatility. The effective portion of these instruments, measured up to the date the hedge program was discontinued, was recognized in other comprehensive income (OCI) and will be reclassified to profit or loss as the related hedged cash flows are realized. From January 2026 onwards, changes in the fair value of derivative instruments and their financial effects will be recognized directly in the financial results in the income statement of the period. 36 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 18.5 Sensitivity analysis Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below: As of September 30, the main risks that can affect the value of Company’s financial instruments are: • IPCA inflation rate; • Selic and CDI interest rates; • SOFR interest rate; • US$/R$ exchange rate; • MXN/R$ exchange rate; and • Euro/R$ exchange rate. For the purposes of the risk sensitivity analysis, the Company presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it. Selection of scenarios The Focus Market Readout published by the Central Bank of Brazil (“BACEN”) was used to create the probable scenario for the US$-R$/Euro-R$ exchange rate, the Selic/CDI interest rate and the IPCA interest rate as at June 30, 2026. The probable scenario for the Mexican Peso is constructed based on the interpolation of forward exchange rate curves for US$-MXN, using market data. This curve is then converted using the US$-R$ forward curve as a reference. According to the Market Readout, US$1 will remain at approximately R$5.20, while the Selic rate should reach 14% p.a. at the end of the year 2026. The Selic rate is used as benchmark for sensitivity analysis of the CDI rate. According to the forward market curves, the Euro is expected to stay around R$6.79, and the Mexican Peso is expected to remain near R$0.38. Since the Market Readout report does not include consensus forecasts for the SOFR interest rates, the projection of the U.S. Federal Reserve for the Federal Funds Rate was used, which was published in June 2026, in comparison with the current level of the Federal Funds rate on June 30, 2026. For each variable analyzed in the sensitivity analysis, the Company has considered estimating annualized variations corresponding to 1 and 3 standard deviations of monthly averages of the last five years. They are equivalent to approximately 15.866% and a 0.135% probability of occurrence for the reasonably possible and possible scenarios, respectively. Then, these changes are applied to the current market levels of each variable. 37 Braskem S.A.Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated38Gain (losses)Exposure valueProbableReasonably possiblePossible as of Sep/26(USD x BRL 5,20) (USD x BRL 5,78)(USD x BRL 6,96) Instrument / SensitivityBrazilian real / U.S dollar exchange rateCash, cash equivalents and financial investments 4,292164921,477 Borrowings (62,602)(231)(7,181)(21,543) Trade payables (6,445)(24)(739)(2,218) Derivatives (16)6(29)(115) Loan from non-controlling shareholders (1,028)(4)(118)(354) of Braskem IdesaTrade accounts receivables 1,7757204611(EUR x BRL 6,49) (EUR x BRL 6,53)(EUR x BRL 7,83)Brazilian real / euro exchange rateCash, cash equivalents and financial investments 143151647 Trade accounts receivables 11114 Trade payables (34)(4)(4)(11)(MXN x BRL 0,37) (MXN x BRL 0,34)(MXN x BRL 0,43) Brazilian real / Mexican peso exchange rateCash, cash equivalents and financial investments 132372267 Trade accounts receivables 49013883250 Trade payables (455)(128)(77)(232)13,5% 16,83%22,98% CDI interest rateCash, cash equivalents and financial investments 3,196(7)86257 Borrowings indexed to CDI (3,201)17(213)(664) Leniency agreement (685)1(15)(46)4,99% 6,43%10,13% IPCA interest rateBorrowings indexed to IPCA (1,138)(4)(17)(50) Derivatives 7864113,73% 7,91%16,26% SOFR interest rateBorrowings indexed to SOFR (13,535)-(457)(1,370)Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 18.6 Cash flow hedge By December 2025, the Company has designated financial liabilities of debts denominated in US dollars as hedging instruments to mitigate the exposure to cash flow variability that is attributable to foreign exchange risk associated with highly probable future sales. The purpose of the cash flow hedges was to mitigate the impact of fluctuations in the R$/US$ exchange rate on projected cash flows. Due to the significant uncertainty disclosed in Note 1, management has reassessed, for accounting purposes, whether the 'highly probable transactions' criterion required by IFRS 9 continues to be met for maintaining the hedge accounting program. As a result, hedge accounting for Braskem S.A.'s future revenues will be prospectively discontinued as of December 31, 2025. It should be emphasized that the discontinuation is solely due to the assessment of compliance with applicable accounting requirements in a context of increased uncertainty. This does not change the expectation that these transactions will be carried out, as they remain planned and included in the approved business plan. The remaining balances of the hedge reserve, accumulated in equity, will be reclassified to profit or loss in the same period in which the respective hedged items are realized. The remaining balances in the reserves related to the debt hedge program are: Future exports in US$ - Braskem S.A. Designation year 2017 2019 2020 2021 2022 2023 2024 Balance at Sep/26 (2,916) (2,743) (832) - (162) (198) 110 2025 8 Hedge reserve – discontinued program (6,733) Future exports in US$ - Braskem Idesa Designation year 2019, 2021, 2025 Balance at Dec/2025 1,427 Hedge reserve carried out 372 Balance at Sep/26 1,799 Income tax (444) (100) (544) Hedge reserve net of income tax 983 272 1,255 The realizations of the hedge reserve are recognized in the financial result for the period. 39 Braskem S.A.Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated4019 Taxes payable Consolidated Parent company Sep/26 Dec/25 Sep/26 Dec/25 Parent company and Brazilian subsidiaries IPI - 71 57 71 57 ICMS - 812 317 811 317 PIS and COFINS - 3 15 2 15 Other - 32 33 32 33 - Foreign subsidiaries - Value-added tax - 116 115 - - Tax on financial income - - - - - Total 1,034 537 916 422 Current liabilities - 709 475 591 360 Non-current liabilities (i) 325 62 325 62 Total 1,034 537 916 422(i) The increase in liabilities is attributable to the enrollment in the electronic installment payment program for ICMS tax debts with SEFAZ SP, pursuant to Joint Resolution SFP/PGE No. 02/2021. The principal amount of the installment debt totaled R$150 million and is to be settled in 36 monthly installments.20 Income tax (a) Amounts recognized in profit and loss Consolidated Parent company Set/26 Set/25 Set/26 Set/25Loss before IR and CSL 3,534 (2,305) 3,705 124IR and CSL at the rate of 34% (1,202) - 784 (1,260) (42)Permanent adjustments to the IR and CSL calculation basis Equity in results of investees (46) (3) 371 - 1,000 Thin capitalization (876) (979) (876) - (979) IR and CSL accrued in previous years - 268 - - 264 Tax Incentives 718 1,805 379 - -Deferred income tax and social contribution not recognized on temporary differences 847 - 1,673 - - Difference of rate applicable to each country 284 118 - - - Taxes on dividends distribution (299) - (299) - - International Tax Reform - Pillar Two 20.2(e) (153) 204 - - - Functional currency 156 - - - Other permanent adjustments 411 176 10 - 38 Effect of IR and CSL taxes on results of operations (160) 2,373 (2) 281Current income taxes expense (1,088) (65) (680) - Current income tax - Pillar Two (153) 204 - (71) Deferred tax 1,081 2,234 678 352 Total (160) 2,373 (2) 281Effective rate 4.5% 103.0% 0.1% -226.8% Braskem S.A.Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated41(b) Deferred income tax and social contribution Consolidated Parent Company Set/26 Dec/25 Jun/26 Dec/25 Ativo Tax losses 8,146 7,667 3,883 3,990 Exchange variations 2,643 3,586 2,643 3,688 Temporary adjustments 3,246 3,615 2,763 3,146 Lease 3,825 3,805 1,377 1,350 Tax credits 2,347 2,982 890 1,238 Other 137 103 103 105 Provision for impairment of deferred tax assets (10,252)(11,107)(8,259)(9,932) Total 10,092 10,651 3,400 3,585 Liability Amortization of goodwill based on future profitability 650 650 650 651 Tax depreciation 4,703 4,779 1,485 1,427 PIS/COFINS credit - exclusion of ICMS from the calculation basis 28 190 28 189 Temporary adjustments 258 231 0 0 Right of use of assets 3,613 3,752 1,303 1,261 Present value adjustment and amortized cost 676 804 340 447Amortization of fair value adjustments on the assets from the acquisiton of Braskem Qpar 121 136 121 137 Other 69 21 13 12 Total 10,118 10,563 3,939 4,124 (c) Offset for the purpose of presentation in the consolidated statement of financial position Set/26Dec/25Deferred tax assetsDeferred tax liabilitiesBalanceDeferred tax assetsDeferred tax liabilitiesBalanceBraskem S.A. 3,400 (3,940) (540) 3,585 (4,124) (539) Braskem Argentina - - - - (1) (1) Braskem America 523 (1,326) (803) 588 (1,405) (817) Braskem Alemanha 15 (10) 5 19 (15) 4 Braskem Chile - - - - - - Braskem Green 14 (68) (54) - (49) (49) Braskem Holanda 2,141 (788) 1,353 2,115 (624) 1,491 Braskem Siam 9 (7) 2 11 (10) 1 Braskem Idesa 3,833 (3,833) - 4,210 (4,210) - Braskem Mexico Serviços 33 (3) 30 32 - 32 Braskem Mexico Sofom 114 (110) 4 61 (73) (12) Terminal Quimica - (27) (27) - (50) (50) Voqen - (6) (6) 1 - 1 Wise 9 - 10 29 (2) 27 Total 10,091 (10,118) (27) 10,651 (10,563) 88 Deferred tax assets - - 1,409 - - 1,557 Deferred tax liabilities (1,436) (1,469) Balance (27) 88 Braskem S.A.Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated42(d) Realization of deferred tax assets In the period ended September 30, 2026, the Company did not identify any events indicating that the book value of these deferred taxes exceeds the recoverable amount. (e) International Tax Reform – Pillar II The Company complies with the rules of the International Tax Reform – Pillar II Model Rules, an initiative of the Organization for Economic Cooperation and Development (“OECD”) in the context of the BEPS (Base Erosion and Profit Shifting) Project. This project aims to combat tax planning practices that result in the erosion of the tax base and the transfer of profits to low-tax jurisdictions. Pillar II establishes a global minimum tax of 15% for each jurisdiction in which the multinational group operates. The Company is subject to Pillar II rules in Germany, Brazil, and the Netherlands. For the period ended on September 30, 2026, the Company recognized an expense of R$153 related to the Pillar Two rules, compared with a revenue of R$204 recognized on a cumulative basis through September 30, 2025. In the third quarter of 2025, the Company fully reversed the provision previously recorded after incorporating tax sparing credits accumulated through December 31, 2023, into the Pillar Two computation of its Dutch subsidiary. The Company does not expect additional impacts on its financial statements resulting from the enactment of the standard in other jurisdictions, since the effective tax rate in these regions is higher than 15%. In addition, the Company applied the temporary exemption from accounting for deferred taxes related to the supplementary tax and assessed the new disclosure requirements on Pillar II exposures, as provided for in the applicable accounting standards.21 Sundry provisions Consolidated Parent company Sep/26 Dec/25 Sep/26 Dec/25 Leniency agreement (a) 685 673 685 673 Provision for environmental damages 844 972 844 972 Provision for customers rebates 187 189 102 97 Other 82 90 82 90 Total 1,798 1,924 1,713 1,832 Current liabilities 745 711 660 619 Non-current liabilities 1,053 1,213 1,053 1,213 Total 1,798 1,924 1,713 1,832Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated (a) Leniency agreement In the context of allegations of undue payments in connection with Operation Car Wash in Brazil, the Company hired external experts in investigation to conduct an independent investigation into such allegations (“Investigation”) and to report their findings. In December 2016, the Company entered into Leniency Agreements with the Federal Prosecution Office (“MPF Agreement”) and with U.S. and Swiss authorities (“Global Settlement”), in the amount of US$957 (R$3.1 billion, at the time), which were duly ratified. Further, the Company engaged in a process of cooperation and negotiation with the Office of The Federal Controller General (“CGU”) and the Office of the Attorney General (“AGU”), which culminated in the execution of the leniency agreement with such authorities on May 31, 2019 (“CGU/AGU Agreement” and, jointly with the Global Settlement, “Agreements”), which addresses the same facts that are the subject of the Global Settlement and provides for an additional disbursement of R$410 due to the calculations and parameters adopted by CGU/AGU. In addition, in 2019, the State Prosecution Office of Bahia and the State Prosecution Office Rio Grande do Sul adhered to the CGU/AGU Agreement, and no additional payments by the Company are expected. Since 2016, The Company has already paid R$3,484 distributed as shown below: AGU CGU and MPF DoJ (i) OAG (i) MPF SEC (i) Agreements signed with: Amounts paid 1,292 297 407 1,282 206 Total 3484 (i) U.S. Department of Justice (“DoJ”); Swiss Office of the Attorney General (“OAG”) and U.S. Securities Exchange Commission (“SEC”). In August 2023, the Company was notified by the CGU about the end of the monitoring period of the Company’s integrity program, and also presented the closing of the monitorship. In February 2024, a decision was rendered by the Federal Supreme Court (“STF”), within the scope of the Action against the Violation of a Constitutional Fundamental Right (“ADPF”) No. 1051, determining the renegotiation of leniency agreements. In December 2024, the Company entered into an Amendment to the CGU/AGU Agreement to adjust the payment schedule and other obligations and conditions, as outlined below. The MPF agreed to the terms of the Amendment to the CGU/AGU Agreement: (i) (ii) (iii) 2026: R$ 35 2027: R$ 55 2028 to 2030: installments of R$ 158 each. In January 2026, the amount scheduled for the current year was settled, with payment of the inflation-adjusted amount at R$42. The CGU/AGU Amendment is pending approval by the STF, in the ADPF records. As a result of the amendment, the Company recognized a reversal of R$112 in the provision amount of the leniency agreement. As of September 30, 2026, the balance payable adjusted by the SELIC rate is R$685 (2025: R$673), of which R$117 is recorded under current liabilities (2025: R$90) and R$568 is recorded under non-current liabilities (2025: R$583). 43 Braskem S.A.Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated4422 Provisions for legal proceedings 22.1 Claims with probable chance of loss Consolidated Parent company Sep/26 Dec/25 Sep/26 Dec/25 Labor claims 178 160 178 160 - - - - Tax claims - - - - IR and CSL 29 98 29 98 PIS and COFINS 235 257 235 257 ICMS 11 10 11 10 Other tax claims 64 70 64 70 339 435 339 435 Corporate claims 130 128 130 128 Civil claims and other 213 199 213 199 860 922 860 92222.2 Contingent liabilities Consolidated Note Sep/26 Dec/25 Tax claims (a) 30,481 29,143 Civil claims - Other 635 747 Social security claims (b) 551 784 Environmental claims 887 827 Labor claims 755 666 Other lawsuits 146 457 Total 33,455 32,624*Contingent liabilities related to the geological event in Alagoas are presented in a specific note (23.1).(a) Tax (i) IR/CSL: Tax-deficiency notices for calendar years 2018 through 2022, due to the non-recognition of the application of the Agreement between Brazil and the Netherlands to avoid double taxation, which establishes that profits earned by Dutch companies are not taxed in Brazil at the end of each fiscal year. The tax-deficiency notices also involve the non-deductibility of interest resulting from a differing interpretation of the thin capitalization limit and its related tax effects. The updated amount of the uncertain tax treatment includes periods for which tax-deficiency notices were issued and not issued. With respect to the period not subject to the tax-assessment notice, as of the period ended September 30, 2026, the amount is R$1.7 billion (2025: R$1.7 billion). In the third quarter of 2026, the loss assessment for the amount of R$ 1.8 billion, related to the concurrent imposition of an isolated penalty and an ex officio penalty, was changed to remote following the consolidation of the Superior Court of Justice’s position regarding the impossibility of cumulating the penalties, as well as the inclusion of the matter by the Office of the General Counsel for the Federal Treasury on the list of issues for which contesting and appealing are waived. On September 30, 2026, the total contingency amount is R$17.5 billion (2025: R$19.3 billion). Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated (ii) ICMS: Charges due to (i) lack of reversal of credits on inputs used in the production of gasoline and LPG, taxed by the single-phase ICMS tax, and (ii) offsetting of the single-phase ICMS debts from the sale of these products with the ICMS credits accrued from other operations. The claims are under discussion in the administrative phase. In August and September 2026, two new tax-deficiency assessments were received from the State of Bahia, in the amount of R$1.7 billion. As of September 30, 2026, the total contingency amount is R$2.9 billion (2025: R$1.1 billion). (iii) PIS/COFINS: The Company was questioned by the Federal Revenue Service about various federal taxes that were offset by non-cumulative PIS and COFINS credits, which were generated by the exclusion of ICMS from the calculation basis of such contributions, as ensured by a final and unappealable court decision. The claims are in the administrative phase. During the current year, the Company received new decision orders, which led to an increase in the contingency. On September 30, 2026, the contingency amount is R$815 (2025: R$23). (iv) Separate Fine - Law No. 10,833/03: In March 2026, the Company was notified of a tax-deficiency notice in which the Federal Revenue Service is imposing a separate fine of 150% on the offsetting of non-cumulative PIS and COFINS credits. These credits were generated due to the exclusion of ICMS from the calculation base of these contributions, as determined by a final and unappealable court decision. As of September 30, 2026, the contingency amount is R$588. (b) Social security (i) Withdrawal of sponsorship from the Petros plan: Currently, the portfolio consists of 368 proceedings (2025: 592) filed by former employees of Braskem or companies that were merged into it, participants in the Petros plans (Copesul, Copene, and PQU), addressing various issues arising from the withdrawal of plan sponsorship, and seeking, among other claims, a difference in the Individual Withdrawal Fund (“FIR”), supplemental retirement benefits, and a challenge to the legality of the withdrawal of sponsorship. In 2026, proceedings related to the Petros Copesul Plan that concerned the review of the FIR were closed following decisions dismissing the claims as unfounded, based on the Court’s settled understanding in an Incident for Resolution of Repetitive Claims (“IRDR”), whose ruling was favorable to the Company. As of September 30, 2026, the contingency amount is R$355 (2025: R$603). 45 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 23 Geological event - Alagoas In May 2019, the Geological Survey of Brazil (“CPRM”) issued a report, indicating that the geological phenomenon identified in certain neighborhoods of the municipality of Maceió, Alagoas, could be related to the rock salt mining activities developed by Braskem. The rock salt mining operation, from this moment on, was fully ended by the Company. Since then, the Company has been devoting its best efforts to understand the geological event, its possible effects on surfaces, stability of rock salt cavities and in carrying out precautionary measures to ensure public safety. The results arising from the understanding of the geological event are being shared with the Brazilian National Mining Agency (“ANM”) and other pertinent authorities. As a result of the geological phenomenon, negotiations were conducted with public and regulatory authorities that resulted in the Agreements executed, including the following agreements: i) ii) Agreement to Support the Relocation of People in Risk Areas (“Agreement” or Agreement for Compensation of Residents"), entered into with State Prosecution Office (“MPE”), the Public Defender’s Office of State of Alagoas (“DPE”), the Federal Prosecution Office (“MPF”) and the Federal Public Defender’s Office (“DPU”), which was ratified by the court on January 3, 2020, adjusted by its resolutions and subsequent amendments, which establish cooperative actions for relocating residents from risk areas, defined in the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió (“Civil Defense Map”). On December 30, 2020, was signed the second amendment to the Agreement being related to the map issued in December 2020 (version 4), as well as to establish measures at ensuring the guaranteed their safety, which provides support, under the Financial Compensation and Support for Relocation Program (“PCF”) implemented by Braskem to the population in the areas of the Civil Defense Map, as well as providing for the creation of a technical group (the “Technical Monitoring Committee”) to monitor and assess the areas adjacent to the map. On July 22, 2026, the Third Amendment to the Agreement was executed to renew the mandate of the Technical Monitoring Committee and formalize its new composition. Following ratification by the courts of the Agreement for Compensation of Residents, the corresponding Public-Interest Civil Action for Resident Reparation was dismissed; Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation (“ACP Socio Environmental Reparation”) and the Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation (jointly referred to as “Agreement for Socio-Environmental Reparation”), signed with the MPF with the MPE as the intervening party, on December 30, 2020, in which the Company mainly undertook to: (i) adopt measures to stabilize and monitor the subsidence phenomenon arising from rock salt mining; (ii) repair, mitigate or compensate possible environmental impacts and damages arising from rock salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate possible social and urban impacts and damages arising from rock salt mining in the Municipality of Maceió. Following ratification by the courts of this agreement, the Public-Interest Civil Action for Socio-environmental Reparation was dismissed; iii) Agreement for Implementation of Social and Economic measures for Requalification of the Flexal Area (“Flexal Agreement”), entered into with MPF, MPE, DPU and the Municipality of Maceió and ratified on October 26, 2022, which establishes the actions to requalify the Flexal region, payment of compensation to the Municipality of Maceió and indemnifications to residents in the region; iv) Global Agreement with the Municipality of Maceió (“Global Agreement”) ratified on July 21, 2023, which establishes, among other things: (a) payment of R$1.7 billion as indemnity, compensation and full 46 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated reimbursement for any property and non-property damages caused to the Municipality of Maceió; and (b) adherence of the Municipality of Maceió to the terms of the Socio-environmental Agreement, including the Social Actions Plan (“PAS”); and v) Instrument of Agreement with the State of Alagoas (“State Agreement”), executed on November 10, 2025, which provides, among other terms: (a) the payment the total amount of R$ 1.2 billion as compensation, indemnification, and/or reimbursement to the State of Alagoas for the full reparation of all material and non material damages suffered by the State; (b) grants the Company a full release from any liability for damages arising from and/or related to the geological event in Alagoas, including the dismissal of the corresponding State of Alagoas’ Action for Damages filed by the Alagoas State. Of the total R$1.2 billion established in the agreement, R$139 million (adjusted to current value) have already been paid. The outstanding balance will be paid in 10 variable annual installments, which will be adjusted mainly after 2030, taking into account the Company's ability to pay. The Management of Braskem, based on its assessment and that of its external advisors, considering the measures recommended on technical studies in the short and long-term and the existing information and refined estimates of expenses for implementing several measures connected with the geological event in Alagoas, presents the following changes in the period: 2026 2025 Balance at the beginning of the year 3,503 5,570 - Provisions (*) Payments and reclassifications (**) Realization of present value adjustment 172 (652) 172 - - 320 (2,594) 207 - Total 3,195 3,503 Current liability 1,107 Non-current liability 2,246 2,396 949 Total 3,195 3,503 (*) The change in the provision for the period ended September 30, 2026, mainly refers to: (i) based on the updated cost estimates for the action fronts in Alagoas, and (ii) the update of the present value adjustment due to the remeasurement of the discount rate and the revised estimate of disbursements over the years. The change in the provision in the fiscal year 2025 mainly refers to: (i) the signing of the Instrument of Agreement with the State of Alagoas; (ii) reversals resulting from updated cost estimates for the action fronts undertaken in Alagoas, and (iii) the update of the present value adjustment due to the remeasurement of the discount rate and revised estimates of disbursements over the years; b) Includes inflation/foreign exchange adjustment of R$(9) (2025: R$(4) reported under Financial expenses. (**) Of this amount, R$554 (2025: R$1,348) refers to payments made and R$98 (2025: R$1,246) was reclassified to Other liabilities, which totals a balance of R$1,159 (2025: R$1,416) referring to accounts payable for the Geological event in Alagoas. The amounts included in the provision are segregated into the following action fronts: a. Support for relocating and compensating: Refers to actions to support for relocating and compensating for the residents, business and real state owners of properties located in the Civil Defense Map, disclosed in December 2020, including compensation that requires special relocation measures, such as hospitals, schools, and public facilities, whether they belong to private or public entities. 47 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated This action has a provision of R$154 (2025: R$192) that comprises expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation, negotiation of individual agreements for financial compensation and indemnities related to establishments that require special measures for their relocation. b. Actions for closing and monitoring the rock salt cavities, environmental actions and other technical matters: Based on the findings of sonar and technical studies, stabilization and monitoring actions were defined for all 35 existing rock salt mining areas. The closure plan of 35 mining areas is currently divided as follows: i) ii) iii) 18 cavities are expected to be filled with solid material with priority. To date, 14 cavities have been filled with sand, 2 cavities have reached the technical filling limit, 1 cavity is in the filling process, and 1 cavity is in the preparation and planning activities; 6 cavities were naturally filled and, therefore, do not indicate, at this moment, the need for additional measures; 11 cavities remain within the salt layer and suitable for pressurization. By the end of 2024, the Company based on the technical note issued by expert consulting firm, considered the recommendation of filling these pressurized cavities with solid material, in the long term, over the course of several years to decades, and after the completion of the current filling plan, with the purpose of to achieve a maintenance-free state for the 35 cavities, suitable for the final closure of the field. Note that any need for additional actions is assessed on an ongoing basis by the Company and are based on technical studies prepared by external specialists, whose recommendations may be updated periodically according to the changes in the geological event and knowledge obtained, being submitted to competent authorities and following the execution timeframe agreed under the mine closure plan, which is public and regularly revaluated with ANM. Subsidence is a dynamic process occurring in the area outlined by the Priority Civil Defense Map and should continue to be monitored during and after the actions envisaged in the closure plan. The results of the monitoring activities will be important to assess the need for potential future actions, with a focus on security and monitoring of stability in the region. Any potential future actions may result in significant additional costs and expenses that may differ from current estimates and provisions. The provisioned balance amount of R$1,505 (2025: R$1,730) to implement actions for closing and monitoring the rock salt cavities, environmental actions and other technical matters was calculated based on currently known techniques and the solutions planned for the current conditions of the cavities, including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may be changed based on new information, such as: results of the monitoring of the cavities, progress of implementing the plans to close mining areas, possible changes to be made to the environmental plan, monitoring of the ongoing measures and other possible natural alterations. Regarding environmental actions, in compliance with the Agreement for Socio-environmental Reparation, Braskem continues implementing the actions established in the environmental plan approved by the MPF and sharing the results of its actions with the authorities. It should be noted that the update of the environmental diagnosis, initially scheduled under the Agreement for 2025, will be carried out in 2027, subject to the approval of the MPF. c. Social and urban measures: Refers to actions in compliance with social and urban measures, under the Agreement for Socio-environmental Reparation signed on December 30, 2020, for the adoption of actions and 48 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated measures in vacated areas, urban mobility and social compensation actions, indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions. To date, of the 11 projects defined for urban mobility, 7 have already been completed, 2 are in progress and 2 are in the planning stage. Regarding the Social and Urban Action Plan ("PAS"), of the 44 planned actions, which may be changed in accordance with the authorities, 35 are under Braskem's responsibility (5 are completed and 6 are under implementation) and 9 are under of the responsibility of Municipality of Maceió, funded by the Company. The balance of the provision is R$722 (2025: R$793). d. Additional measures: Refers to actions regarding: (i) the Technical Cooperation Agreements entered into by the Company; (ii) expenses relating to communication, compliance, legal services, etc.; (iii) additional measures to assist the region and maintenance of areas, including actions for requalification and indemnification directed to Flexais region; and (iv) other matters classified as a present obligation for the Company, even if not yet formalized. The balance of additional measures described in this item totals R$814 (2025: R$788). The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method and the success of action plans; new repercussions or developments arising from the geological event, including possible revision of the Civil Defense Map; studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents, and other new developments in the matter. The actions to repair, mitigate or compensate potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, are in progress and eventually new measures may be necessary and will be consolidated as part of the measures for a Plan to Recover Degraded Areas (“PRAD”). The Company has been making progress in negotiations with private and public entities about other indemnification requests to understand them better, which may lead to future agreements. Although future disbursements may occur as a result of said negotiations, as of the reporting date, the Company is unable to predict the results and timeframe for concluding these negotiations or its possible scope and the total associated costs in addition to those already provisioned for. On May 21, 2024, the final report of the Parliamentary Investigative Committee ("CPI"), set up by the Senate on December 13, 2023, was approved, with the purpose of investigating the effects of the Company's socio environmental legal liability related to the geological event in Alagoas. On this date, the aforementioned CPI was declared closed, with the subsequent submission of the final report to the appropriate institutions. There are also administrative proceedings related to the geological event in Alagoas in progress before the Federal Accounting Court ("TCU") and the Securities and Exchange Commission of Brazil ("CVM"). The Company has been monitoring the matters and their developments. In October 2025, the MPF filed charge based on the final report of the Federal Police from October 2024, and the charge was accepted by the court in June 2026. In September 2026, the respective responses to the charges were filed, and the case is proceeding in the ordinary course. Additionally, it is not possible to anticipate all new claims related to damage or other nature, that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts and/or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of violation or administrative penalties of diverse natures. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or 49 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utility concessionaires, entities of the direct or indirect administration of the State, Municipalities or Federal level. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated at this moment. Consequently, the Company cannot eliminate the possibility of future developments related to all aspects of the geological event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may significantly differ from its estimates and provisions. 23.1 Lawsuits in progress The contingent liabilities whose loss is assessed as possible by the Company’s Management, based on its evaluation and that of its external legal advisors, related to the geological event in Alagoas, are disclosed as follows: Civil claims - Alagoas (*) Total (**) 2026 15,910 2025 8,036 Environmental claims - Alagoas 103 96 16,013 8,132 (*) Amounts presented net of the portion of the provision for compensation and relocation of public and private facilities located on the Civil Defense Map (version 4) covered by lawsuits related to the topic. The total amount of provisions related to these claims is R$20 (2025: R$9). (**) Comprise the lawsuits with possible loss prognosis detailed below, and others of lesser value involved, including Public-Interest Civil Actions related to the relocation of certain public facilities located in the region. 50 Braskem S.A.Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated51In the context of this event, the main lawsuits filed against the Company are: Description of civil lawsuits Estimate 2026 2025 1) Public-Interest Civil Action - Reparation for Residents – Map Version 5 Plaintiffs: Federal Prosecution Office, Federal Public Defender’s Office and Alagoas State Prosecution OfficeOn November 30, 2023, the Company was informed of the Public-Interest Civil Action filed by the plaintiffs against the Municipality of Maceió and Braskem, with a request for an injunctive relief based on evidence, against Braskem: (i) inclusion in the Financial Compensation Program (“PCF”) of the new criticality area 00 (area defined by the Civil Defense of Maceió with recommendation of relocation) and the optional inclusion of all residents affected whose properties are located in the criticality area 01 (area defined by the Civil Defense of Maceió with recommendation of monitoring) as of Version 5 of the Civil Defense Map, with inflation adjustment corresponding to the amounts adopted by the PCF; (ii) establishment, with the permission of the affected party of the criticality area 01, of a Program for Reparation of Damage to Properties resulting from the alleged depreciation of the property, as well as the alleged pain and suffering resulting from the inclusion of the property in the Map; (iii) engagement of independent and specialized firm to identify the alleged damages to properties if the affected party decides to remain in the area of criticality 01 of Version 5 of the Civil Defense Map; and (iv) engagement of independent and specialized technical advisory to provide support to the affected parties in the analysis of the scenarios and decision-making of their relocation or staying in the area. On the merits, the plaintiffs request confirmation of the preliminary injunctions. The preliminary injunctions initially granted at lower court had their effects suspended in January, 2024, by decision of the Federal Regional Court of the 5th Region (“TRF5”), as a result of an interlocutory appeal filed by the Company. Said appeal was adjudicated in February, 2025 and was fully granted, resulting in the definitive dismissal of the effects of the preliminary injunction. In June 2025, the plaintiffs reiterated a request for relief based on evidentiary grounds, seeking the voluntary relocation of residents from a specific area of the Bom Parto neighborhood. In September, 2025, a decision was issued determining the inclusion of 13 properties previously interdicted by the Municipal Civil Defense in the PCF. However, in October, 2025, the TRF5 suspended the effects of such decision and, in March, 2026, upon ruling on the merits of the appeal, recognized the absence of any liability of the Company for the relocation and compensation of the aforementioned 13 properties. In July 2026, Braskem's interlocutory appeal was granted, maintaining with the plaintiffs (MPF, MPE and DPU) the burden of proof. 1,347 1,245Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 2) Public-Interest Civil Action - Request for indemnification for additional collective pain and suffering Plaintiff: Public Defender's Office of the State of Alagoas In March 2024, the Company became aware of the Public-Interest Civil Action, filed by the DPE which, among others, challenges clause 69 of the Socio-environmental Agreement, alleging that there are facts subsequent to the execution of the agreement that would have caused additional pain and suffering. The DPE requested a preliminary injunction: (i) to suspend clause 58, paragraph two, of the Socio environmental Agreement in order to reject the possibility of returning the area to Braskem; (ii) to prohibit the sale of the PCF area until a final and unappealable decision is made on the subject of the claim, considering that the assets acquired through the PCF must not be sold or pledged. In the merit, the claims included: (i) the loss of all properties that are the subject of PCF, with the possibility of returning the area to the victims or to the public domain, besides ordering Braskem to pay, as compensation for collective and social pain and suffering, the same amount paid by Braskem for pecuniary loss; (ii) judgment against Braskem, as compensation for loss of enjoyment of life, for the loss of all properties that are the object of the PCF; (iii) judgment against Braskem for “illicit profit,” with the loss of properties that are the object of the PCF, and the payment of amounts obtained by the Company through its alleged illicit conduct; and (iv) issue of subpoena to the Investor Relations Officer, for the purposes of regulatory obligations, with the publication of material fact notice. In November 2025, the TRF5 recognized the DPE’s lack of standing and ordered the dismissal of the action. The DPE subsequently filed a motion for clarification, which remains pending adjudication. In March 2026, the 3rd Federal Trial Court rendered a decision reaffirming the TRF5's understanding. The DPE submitted new motions for clarification in July, 2026, which is pending judgment. - 182 3) Public-Interest Civil Action – Reversal of properties Plaintiff: Public Defender's Office of the State of Alagoas On July 15, 2026, the Company became aware of the Public-Interest Civil Action filed by DPE, through which declaratory judgments were requested so that the vacant properties subject to the individual settlement agreements would not, on a definitive basis, form part of Braskem’s assets and would be transferred to the public authorities after stabilization of the subsidence, or, as an alternative, the issue of a declaration stating that Braskem did not compensate the pecuniary loss suffered by the affected population, having merely acquired the properties owned by the beneficiaries of the individual settlement agreements. Through an amendment to the initial petition in the ACP, the MPF became a plaintiff of the action alongside the DPE, and the following claims were added: annulment, in the individual agreements, of the release clauses granted in favor of Braskem; exclusion of the property-transfer effects set forth in the individual agreements; and an order requiring Braskem to pay supplementary compensation for pecuniary loss and pain and suffering (individual and collective) resulting from subsidence. In August and September 2026, the Company and the Federal Government, respectively, filed their answers, with the Federal Government adopting the case presented by the Company. 2,642 - 4) Public-Interest Civil Action - Border Area Entrepreneurs Plaintiff: Public Defender's Office of the State of Alagoas and Association of Entrepreneurs and Victims of Braskem In January 2026, the Company became aware of the Public-Interest Civil Action filed by the DPE and the Association of Entrepreneurs and Victims of Braskem, seeking to hold Braskem liable for damages allegedly suffered by entrepreneurs who conduct economic activities along the boundary of the Civil Defense Map, including Area 01. As a preliminary injunction, the plaintiffs seek the creation of an emergency support fund for entrepreneurs to subsidize loans for the benefit of the entrepreneurs. On the merits, they request pecuniary damages as for real estate devaluation, loss of improvements, and other property losses, loss of profits, loss of business goodwill, individual and collective pain and suffering, loss of enjoyment of life, and social damages. In February 2026, the Company filed its answer. In July 2026, the State Court was declared to lack jurisdiction, and the case records were consequently transferred to the Federal Court. In August 2026, the DPE filed an appeal against this decision, which remains pending adjudication. In October 2026, the court denied the DPE's request for preliminary injunctive relief in the aforementioned appeal. 2,212 2,000 52 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 5) Public-Interest Civil Action - Refusal of insurance within the scope of Housing Financial System (“SFH”) Plaintiff: Federal Public Defender’s Office In November 2021, the Company became aware of the Public-interest Civil Action to question the denial of necessary insurance for contracts under the SFH to acquire properties located within a radius of 1 km outside the risk area defined by the version 4 map of Civil Defense authorities, which is the subject matter of the Residents Public-Interest Civil Action agreement – See item (i). Insurers linked to SFH, financial agents, the regulatory agency and Braskem are the defendants. The main claim is only against the insurers, financial agents and the regulatory agency on the grounds that the refusal to contract the insurance is abusive and has no technical or legal grounds. There is a secondary and eventual claim to sentence Braskem to pay indemnification in an amount to be settled in the future, if the judge understands that the refusal somehow has grounds in the subsidence phenomenon. On January 10, 2024, a decision was rendered partially ordering the insurance companies to: (i) refrain from applying the safety margin beyond the risk area defined by the Civil Defense and engaging in unfair pricing and increases to avoid contracting insurance coverage for properties out of and next to the risk area, declaring that there were no denials/decreases in the insurance coverage based exclusively on the safety margin, (ii) call everyone who is interested to reassess the request for housing insurance. No judgment against Braskem was rendered, and insurance companies filed an appeal against the decision. At this time, It is not possible to estimate the indemnification amount, which will depend on the evidence of damage submitted by people whose insurance was denied. - - 6) Public-Interest Civil Action - Non-compliant Mining Plaintiff: Public Defender's Office of the State of Alagoas In September 2026, the Company became aware of a Public-Interest Civil Action filed by the Federal Public Defender’s Office (DPU) against the Federal Government and the Company, concerning the alleged practice of non compliant mining operations in the extraction of rock salt in Maceió, state of Alagoas. The action seeks, among other forms of relief, an order requiring the Company to pay an alleged mining credit in an amount to be determined. The Company filed a preliminary response contesting the claim, arguing, among other things, that the DPU lacked standing, that the Socio-Environmental Agreement gave rise to res judicata, that the allegations were time-barred, and that no non-compliant mining operation had occurred, as indicated in technical opinions issued by the National Mining Agency (ANM). In October 2026, the Court denied the plaintiff’s interlocutory relief and ordered the action to proceed in the ordinary course. The Company's motion for clarification was partially granted, without modifying effects, and the procedural and substantive issues raised by the parties remain pending final determination. The Company will file its answer within the statutory deadline. 5,050 - 53 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 7) Public-Interest Civil - Review of terms of the Flexal Agreement Plaintiff: Public Defender's Office of the State of Alagoas In March 2023, the Company became aware of the Public-Interest Civil Action filed by DPE against the Company, the Federal Government, the State of Alagoas and the Municipality of Maceió seeking, among other claims, the review of terms of the Flexal Agreement, signed amongst Braskem, the MPF, the MPE, the DPU, and Municipality of Maceió, ratified on October 26, 2022, by the 3rd Federal Court of Alagoas. Through this lawsuit, the DPE seeks, among other claims, the inclusion of residents of the Flexais region, who choose to adhere the PCF, program created under the agreement relating to the Public-Interest Civil Action (Reparation for Residents), with consequent reallocation of these residents and compensation for pain and suffering and pecuniary loss in parameters specified in the Action. As injunction relief, DPE also requested, that the Municipality of Maceió and Braskem initiated the registration of all residents who requested to be relocated and their concomitant inclusion in the PCF, or, alternatively, requested the freeze of Braskem bank accounts, to guarantee the compensation for pain and suffering and pecuniary loss to residents of the Flexais region. The injunction relief requests were rejected by the lower and appellate courts. In January 2024, a judgment was rendered ordering Braskem to pay additional compensation and severing the original case so that, in a separate proceeding, the request for relocation of residents in the area could be developed and adjudicated. In August 2025, TRF5 sustained the appeals submitted by Braskem and the Federal Government, confirming the validity of the Flexais Agreement and defeating the adverse judgment rendered by lower court. The appeals filed by the DPE and the State of Alagoas were denied. The Special Appeals filed by the DPE, the Federal Government, and Braskem are pending judgment by the Superior Court of Justice ("STJ"). In the record of the severed action, in the lower court, was ordered the preparation of an Anthropological Expert Examination for the region; however, in October 2025, the TRF5 reversed that decision, finding that the production of evidence was unnecessary. In June 2026, the parties' motions to dismiss the proceedings were denied, and the court ordered that the case proceed, including the scheduling of an evidentiary hearing before the court of first instance. In July 2026, the Company filed an appeal against that decision, and the Federal Regional Court of the 5th Region (TRF5) granted a stay pending appeal, suspending the evidentiary hearing until the appeal is decided. 372 345 8) Public-Interest Civil Action - Fishermen Reparation Plaintiffs: Federation of Fishermen of the State of Alagoas (“FEPEAL”) and National Confederation of Fishermen and Aquaculturists (“CNPA”) In August 2023, the Company became aware of the Public-Interest Civil Action filed by FEPEAL and CNPA (jointly the “Associations”) against the Company, seeking compensation for pecuniary loss (pecuniary damages and loss of profit) and homogeneous individual and collective pain and suffering for the Associations and each of the alleged 8,493 affected fishermen represented by the Associations. As a preliminary injunction, the Associations requested, among other claims, that the Company set aside sufficient amounts to secure compensation for the fishermen included in the Public-Interest Civil Action, as well issue a material fact notice to the shareholders; both requests were denied by the court. Among other requests, the Associations claim the payment of: (i) compensation for (a) individual and homogeneous pain and suffering and (b) pecuniary loss in the form of individual and homogeneous loss of profits, in both cases for each of the allegedly affected fishermen; (ii) compensation for collective pain and suffering for the Associations; (iii) compensation for collective pecuniary loss to the Associations; and (iv) attorney's fees. The action was suspended by the TRF5 pending the judgment of the interlocutory appeal filed by Braskem, which challenges the legitimacy of the representation of the plaintiff institutions. In November 2025, the TRF-5 denied the aforementioned appeal. The Motions for Clarification filed by the Company were denied in March 2026. Following this decision, in April 2026, the Company filed a Special Appeal ("REsp") and an Extraordinary Appeal ("RE"), and also requested that such appeals be granted suspensive effect; both matters are pending adjudication. In June 2026, FEPEAL and CNPA submitted their appellate briefs in response to the REsp and RE filed by Braskem. 2,128 1,970 9) Action against the Violation of a Constitutional Fundamental Right (“ADPF”) Plaintiff: Alagoas State Govern On December 18, 2023, the Company became aware of the ADPF filed before the Federal Supreme Court due to some clauses of the agreements entered into out-of-court and ratified in the records of the cases 0803836 61.2019.4.05.8000 (Public-Interest Civil Action - Reparation for Residents, 0806577-74.2019.4.05.8000 (Public Interest Civil Action - Social-Environmental Reparation) and 0812904-30.2022.4.05.8000 (Flexal Agreement), which deal with the settlement to the Company, as well as the acquisition and exploration of vacant properties. On June 24, 2024, the judge rapporteur issued a decision denying the ADPF continuance. The plaintiff filed an appeal against this decision, which is pending adjudication. It is not possible to assign a contingency amount to this action, which has illiquid claims, aiming at the declaration of nullity of specific contractual clauses of the Agreements. - - 54 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 10) Indemnity Claim Plaintiff: Companhia Brasileira de Trens Urbanos (“CBTU”) On February 2, 2021, the Company was notified of the filing of an action, formulating initially only a preliminary injunction for maintaining the Technical Terms of the Cooperation (operational) agreement signed previously by the parties. The request was denied in lower and appellate courts, given the fulfillment of the obligations undertaken by Braskem. On February 24, 2021, CBTU filed an amendment to the initial pleading claiming compensation for pecuniary loss and for pain and suffering, as well as the imposition of obligations, including the construction of a new rail line to substitute the stretch that passed through the risk area. During the course of the action, Braskem entered into memoranda of understanding with CBTU to reach a mutual solution and suspend the claim during the negotiation period. Moreover, a procedural legal transaction was presented, approved by the court, which provided for the suspension of lawsuit, enabling the continuity of negotiations. After the suspension period ended, in September 2025, Braskem submitted its defense, and in October 2025, CBTU filed a reply with its considerations. Out of court, in August 2025, CBTU and Braskem entered into a technical cooperation agreement aimed at enabling the road requalification of the railway section whose operations were suspended, reinforcing the understanding regarding the safe resumption of remodeling services in the mentioned section. In May 2026, the court issued a judgment in favor of CBTU, and Braskem was ordered to: (i) reimburse investments demonstrably made in infrastructure; (ii) bear the costs of the executive design and construction of a new railway segment; (iii) pay compensation for pain and suffering; (iv) fund advertising campaigns aimed at restoring CBTU’s institutional reputation; (v) maintain the ongoing cooperation measures until the implementation of definitive solutions; and (vi) pay costs of loss of suit. In May 2026, the parties’ motions for clarification were partially granted. In August 2026, the Company filed an appeal, which remains pending adjudication. In September 2026, CBTU submitted its appellate brief in response to the appeal filed by Braskem. 1,518 1,528 11) Indemnity Claim - Pinheiro District Property Plaintiff: Construtora Humberto Lobo In July 2019, Braskem became aware of the action for damages claiming that the plaintiff suffered damage and loss of profits due to an agreement to purchase from Braskem a property in the Pinheiro district. Said agreement was terminated by Braskem due to lack of payment by the construction company. Nevertheless, the construction company claims that Braskem omitted information on the existence of structural problems in the deactivated rock salt mining wells located on said property. In July 2023, the court rendered a judgment in favor of Braskem, rejecting the alleged claims for lost profits and reputational damages asserted by the plaintiff. The court ordered only the reimbursement by Braskem of a specific amount to the plaintiff, adjusted for inflation, which must be offset against the amounts already received by Humberto Lobo during the proceedings. In April 2026, the Court of Appeals of the State of Alagoas (TJAL) issued a decision partially reversing the first instance judgment, ordering Braskem to pay compensation for losses and damages, the amount of which is to be determined during the judgment enforcement phase, as well as moral damages. The parties filed motions for clarification, which remain pending adjudication. Also in April 2026, Construtora Humberto Lobo initiated a provisional judgment enforcement proceeding based on a unilateral expert report, alleging that no further evidentiary proceedings were necessary. In June 2026, the court of first instance determined that further evidentiary proceedings were essential. Following an appeal filed by Construtora Humberto Lobo, TJAL granted a preliminary injunction in June 2026 allowing the enforcement proceeding to continue. The Company appealed that decision and, in September 2026, obtained a stay pending appeal. A final ruling is pending on whether additional evidentiary proceedings are required. - 1 55 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated 12) Indemnity Claim Plaintiff: State of Alagoas In March 2023, the Company became aware of the action filed by the Alagoas State seeking compensation for alleged damages arising, among others claims, from the loss of properties within the risk area defined by the Civil Defense of Maceió, alleged investments initiated by the State of Alagoas and that would have become void unusable due to the evacuation of the risk area and alleged loss of tax revenue, with a request that such damages to be determined by a court appraiser, with a preliminary request to block funds in Company's current account. In October 2023, the court issued a judgment ordering Braskem to reimburse the amounts invested, public infrastructure assets and losses in tax collection as required by the State of Alagoas. In November 2025, Braskem and the State of Alagoas entered into the agreement, to a comprehensive and complete settlement agreement, fully releasing and extinguishing this action for damages. In January, 2026, the Federal Court issued a decision approving the agreement, pending final and unappealable judgment due to an appeal filed by the MPF and the DPU. In February 2026, the MPF and the DPU filed an appeal seeking to overturn the decision with respect to matters involving the Portugal Ramalho Teaching Hospital, challenging the replacement of the obligation to perform with an obligation to pay, as well as the corresponding full and unrestricted discharge granted to Braskem. Braskem, in turn, submitted its appellee’s brief to the appeal. The appeal is pending judgment. In May 2026, the court issued a decision declaring the judgment final and unappealable (res judicata) with respect to Braskem and the State of Alagoas. In the same month, Braskem filed motions for clarification against that decision, which were denied. The Company is awaiting the judgment of the interlocutory appeal filed before the Court. - - 13) Other civil actions - Indemnifications related to the impacts of subsidence and relocation of areas affected The Company is a defendant in several other actions in Brazil and abroad, seeking the payment of indemnifications directly or indirectly related to the geological event in Maceió. 641 765 Total civil lawsuits 15,910 8,036 Description of environmental lawsuits Estimate 2026 1) Notice of violation Plaintiff: Environment Institute of Alagoas State (“IMA”) 2025 In December, 2023, the Company was notified by the IMA due to the alleged environmental degradation resulting from the soil displacement in the region where the mining front is closed in the municipality of Maceió. Considering that in 2019 Braskem had already been fined for the same event and legal grounds, a defense to the notice of violation was filed for bis in idem. The original notice of violation of 2019 was closed with the signature of the Consent Decree (TAC) in December 2023. In December 2025, the court rendered an administrative decision confirming the fine. In February 2026, the Company filed legal proceedings to obtain a stay of enforceability, and a preliminary injunction was granted. Following an adverse judgment issued in April 2026, the Company filed motions for clarification, which were granted with modifying effects in July 2026 recognizing the administrative appeal as timely, that annulled the acts that had deemed it untimely, and ordered the proceedings returned to the State Environmental Protection Council (”CEPRAM”) for a new ruling, prohibiting the registration as an overdue tax liability until the administrative proceedings are concluded. In September 2026, the State of Alagoas filed an appeal against the decision. Concurrently, CEPRAM resumed the administrative appeal proceedings, which remain pending. The matter is currently pending in both judicial and administrative proceedings. 94 88 2) Sundry environmental lawsuits 9 8 Total environmental lawsuits 103 96 Total lawsuits with probability of possible loss 16,013 8,132 56 Braskem S.A.Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated5724 Shareholders’ equity 24.1 Capital As of September 30, 2026 and December 31, 2025, the Company's subscribed and paid-up capital stock amounted to R$8,043 and comprised 797,207,834 shares with no par value. On September 30, 2026, the shares are distributed as follows: Amount of shares Common Preferred shares Preferred shares shares % class A % class B % Total %Fundo Shine 212,426,952 47.03 75,761,739 21.96 - - 288,188,691 36.15 Petrobras 226,334,622 50.11 47,294,173 13.71 - - 273,628,795 34.32 ADR (i) - - 106,479,154 30.86 - - 106,479,154 13.36 Other 12,907,078 2.86 115,525,299 33.47 478,790 100.00 128,911,167 16.18 Total 451,668,652 100.00 345,060,365 100.00 478,790 100.00 797,207,807 100.01 Treasury shares- - 27 - - - 27 - Total 451,668,652 100.00 345,060,392 100.00 478,790 100.00 797,207,834 100.01Authorized 535,661,731 616,682,421 593,818 1,152,937,970(i) American Depository Receipt (“ADR”) on the New York Stock Exchange – NYSE (USA).24.2 Share rights Preferred shares carry no voting rights, but they ensure priority, non-cumulative annual dividend of 6% of their unit value, according to profits available for distribution. The unit value of the shares is obtained through the division of capital by the total number of outstanding shares. As common shares, only class “A” preferred shares will have the same claim on the remaining profit that exceeds the minimum mandatory dividend of 6% and will be entitled to dividends only after the priority dividend is paid to preferred shareholders. Only class “A” preferred shares also have the same claim as common shares on the distribution of shares resulting from capitalization of other reserves. Class “A” preferred shares can be converted into common shares upon resolution of majority voting shareholders present at a General Meeting. Class “B” preferred shares can be converted into class “A” preferred shares at any time, at the ratio of two class “B” preferred shares for one class “A” preferred share, upon a simple written request to the Company, provided that the non-transferability period provided for in specific legislation that allowed for the issue and payment of such shares with tax incentive funds has elapsed. In the periods ended September 30, 2026 and September 30, 2025, no shares were delivered. Braskem S.A.Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated58 25 Earnings per share The table below shows the reconciliation of profit or loss for the year adjusted for the amounts used to calculate basic and diluted earnings per share. Sep/26 Sep/25 Basic and diluted Basic and dilutedIncome for the period attributed to Company's shareholders 3,703 405 - - Distribution of priority dividends attributable to: - - Preferred shares class "A" 209 209 209 209Distribution of 6% of unit price of common shares 273 195 - - Distribution of excess profits, by class: - - Common shares 1,827 - Preferred shares class "A" 1,395 - 3,222 -Reconciliation of income available for distribution, by class (numerator): Common shares 2,100 195 Preferred shares class "A" 1,604 209 3,704 404Weighted average number of shares, by class (denominator): Common shares 451,668,652 451,668,652 Preferred shares class "A" 345,060,365 345,060,365 Preferred shares class "B" 478,790 478,790 797,207,807 797,207,807Profit (loss) per share (in R$) Common shares 4.6475 0.4336 Preferred shares class "A" 4.6475 0.6054 Preferred shares class "B" 0.6057 0.605726 Net revenues Consolidated Parent company Sep/26 Sep/25 Sep/26 Sep/25 Sales revenue 65,305 63,794 48,814 48,277 Taxes (8,271) (8,959) (8,204) (8,899) Sales returns (247) (219) (175) (144) Net sales and services revenue 56,787 54,616 40,435 39,234Braskem S.A.Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated59 27 Expenses by nature and function Consolidated Parent company Sep/26 Jun/25 Sep/26 Jun/25 Classification by nature: Raw materials other inputs (38,918) (42,732) (30,008) (32,983) Personnel expenses (3,031) (3,211) (2,122) (1,975) Outsourced services (2,304) (2,074) (1,515) (1,518) Depreciation and amortization (3,551) (3,513) (2,153) (2,171) Freights (3,340) (3,001) (1,163) (1,027) Idle industrial plants (296) (277) (163) (213) Alagoas geological event (Note 23) (172) (400) (172) (400) Industrial transformation in Alagoas - (784) - (784) Other income (i)492 923 390 745 Other expenses (1,272) (1,627) (399) (939) Total (52,392) (56,696) (37,305) (41,265) Classification by function: Cost of products sold (48,369) (52,508) (35,244) (38,670) Selling and distribution (1,484) (1,561) (804) (773) (Loss for) Reversal of impairment of trade accounts receivable and others from clients (11) (131) 5 (125) General and administrative (2,216) (1,947) (1,233) (1,178) Research and development (307) (355) (138) (148) Other income (i) 492 923 390 745 Other expenses (497) (1,117) (281) (1,116) Total (52,392) (56,696) (37,305) (41,265)(i) In 2026, it refers primarily to (i) the recognition of PIS and COFINS tax credits in the amount of R$155 related to REIQ Investment Program, determined in accordance with applicable law and eligible for offset against federal taxes, subject to the applicable legal deadlines and conditions, and (ii) R$87 related to expenses considered as inputs for purposes of such contributions. In 2025, it primarily refers to the recognition of remaining PIS/COFINS credits amounting to R$293, associated with the exclusion of ICMS from the calculation base of these contributions (Note 9).Braskem S.A.Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated60 28 Financial results Consolidated Parent company Sep/26 Sep/25 Sep/26 Sep/25 Financial income Interest income 459 583 318 384 Inflation indexation income on tax assets 25 22 25 22 Adjustment to present value - appropriation 185 154 146 131 Other 63 199 23 165 Total 732 958 512 702Financial expenses Interest expenses (3,811) (3,662) (3,324) (3,868) Adjustment to present value - appropriation (546) (609) (623) (670) Interest expenses on leases (221) (219) (106) (122) Other (540) (393) (266) (155) Total (5,118) (4,883) (4,319) (4,815)Derivatives and exchange rate variations, net Exchange variation on financial assets 320 411 528 (185) Exchange variation on financial liabilities 3,125 3,352 2,584 3,566 Gain on derivatives 186 - 181 - Losses on derivatives (2) (53) (2) (53) Total 3,629 3,710 3,291 3,328Total (757) (215) (516) (785)The effects from exchange variation on the Company’s transactions are mainly due to the variations in the following currencies: End of period rate Average rate Sep/26 Dec/25 Variation Sep/26 Sep/25 Variation U.S. dollar - Brazilian real 5.1809 5.5024 -5.84% 5.1481 5.6500 -8.88% Euro - Brazilian real 5.8777 6.4692 -9.14% 5.9756 6.3188 -5.43% Mexican peso - Brazilian real 0.2867 0.3064 -6.43% 0.2959 0.2901 2.01% U.S. dollar - Mexican peso 18.0795 17.9709 0.60% 17.4095 19.4951 -10.70% U.S. dollar - Euro 0.8815 0.8506 3.63% 0.8616 0.8948 -3.70%Braskem S.A.Management notes to the parent company and consolidated quarterly information as of September 30, 2026 All amounts in millions of Brazilian Real, except as otherwise stated61 29 Segment information Sep/26 Operating expenses Net sales revenueCost of products soldGross profitSelling, general and distribution expensesResults from equity investmentsOther operating income (expenses), netProfit (loss) before net financial expenses and taxesReporting segments Brazil 41,706 (35,005) 6,701 (1,468) - 135 5,368 USA and Europe 13,686 (12,390) 1,296 (708) - (38) 550 Mexico 2,826 (2,974) (148) (553) - (68) (769) Total 58,218 (50,369) 7,849 (2,729) - 29 5,149Other segments 234 320 554 (9) (104) 32 473 Corporate unit - - - (1,290) - 2 (1,288)Braskem consolidated before eliminations and reclassifications 58,452 (50,049) 8,403 (4,028) (104) 63 4,334Eliminations and reclassifications (1,665) 1,680 15 10 - (68) (43)Total 56,787 (48,369) 8,418 (4,018) (104) (5) 4,291Sep/25 Operating expenses Net sales revenueCost of products soldGross profitSelling, general and distribution expensesResults from equity investmentsOther operating income (expenses), netProfit (loss) before net financial expenses and taxesReporting segments Brazil 40,147 (37,905) 2,242 (1,478) - (347) 417 USA and Europe 12,778 (12,504) 274 (772) - 63 (435) Mexico 2,977 (3,521) (544) (423) - 210 (757) Total 55,902 (53,930) 1,972 (2,673) - (74) (775)Other segments 683 (287) 396 11 (10) (283) 114 Corporate unit - - - (1,318) - (29) (1,347) 0 Braskem consolidated before eliminations and reclassifications 56,585 (54,217) 2,368 (3,980) (10) (386) (2,008)Eliminations and reclassifications (1,969) 1,709 (260) (14) - 192 (82)Total 54,616 (52,508) 2,108 (3,994) (10) (194) (2,090)The total depreciation and amortization balances allocated to the segments were as follows: Brazil - R$1,818 (2025: R$1,734), United States and Europe - R$309 (2025: R$298), and Mexico - R$717 (2025: R$725). 30 Contractual obligations The Company has long-term commitments for the purchase of feedstock. As of September 30, 2026, these obligations amounted to R$11,684 (2025: R$13,583) and are expected to be settled by 2044.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2026

BRASKEM S.A.

By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão

	Name:	Carlos Augusto Machado Pereira de Almeida Brandão
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.